03016532

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.

DATED March 7, 2003

Commission File Number: 001-14666

ISPAT INTERNATIONAL N.V.
(Exact name of registrant as specified in its Charter)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X No ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Ispat International N.V.

ANNUAL REPORT 2002

ISPAT INTERNATIONAL OVER THE YEARS

1989

■ TRINIDAD & TOBAGO: Caribbean Ispat Limited (CIL) takes over the assets of Iron & Steel Company of Trinidad & Tobago (Iscott) on a 10 year Operating Lease, marking the beginning of the global growth of Ispat International NV.

1992

■ MEXICO: Ispat Mexicana S.A. de C.V. (Imexsa) acquires the assets of Sibalsa, Mexico's third largest steel producer, as part of the Mexican Government's privatization of the country's steel industry.

1994

■ CANADA: Ispat International acquires Sidbec-Dosco, Canada's fourth largest steel producer from the Government of Québec. The Company is subsequently renamed Ispat Sidbec Inc.

■ TRINIDAD & TOBAGO: Caribbean Ispat Limited exercises its purchase option and acquires the assets of Iscott.

1995

■ GERMANY: Ispat International acquires Hamburger Stahlwerke, Germany's fourth largest wire rod producer. The Company, globally renowned for its technical expertise in integrated mini mill process of steel making, is subsequently renamed Ispat Hamburger Stahlwerke GmbH.

■ ISPAT SHIPPING is formed to provide cost efficient shipping services to meet the Group's growing needs for ocean transportation of bulk raw materials and finished products.

1997

■ ISPAT INTERNATIONAL NV goes public after completing an Initial Public Offering and listing its shares on the New York and Amsterdam Stock Exchanges.

■ MEXICO: Imexsa commissions a new 3.5 million tonnes per annum (tpa) pellitizer plant. Imexsa also completes construction of a new 1.2 million tpa DRI plant in the record time of 23 months.

■ GERMANY: Ispat International acquires the long products division of Thyssen AG. Ispat Stahlwerke Ruhrort and Ispat Walzdraht Hochfeld are formed.





1998

■ U.S.A.: Ispat International acquires Inland Steel Company, the sixth largest steel producer in the U.S. The Company is renamed Ispat Inland Inc.





1999

■ FRANCE: Ispat International acquires the Unimetal Group including Trefileurope and SMR from Usinor, becoming the largest producer of wire rods in Europe.

■ TRINIDAD & TOBAGO: CIL commissions its third, 1.5 million tpa, DRI module - the world's largest.





OUR GLOBAL MANAGEMENT PHILOSOPHY

- Manage each subsidiary as an independent, incentive-based and entrepreneurial business unit, with full responsibility for all its operations.
- Continuous operational improvements through Knowledge Integration Program (KIP); implementation of the best practices in each discipline through inter-company and industry-wide benchmarking.
- Continuous focus on cost reduction and quality improvements.
- Maintain a leadership position in the steel industry.
- Maximize benefits from the integration of existing and new business units.
- Create leaders across the Company.








GLOBAL PRESENCE

7

ocations in countries.

15

f steel shipments.

4,000

n countries.

15,400

rom nationalities.

Pursuit of excellence



Canada



Mexico



U.S.



Trinidad and Tobago


Germany
France
Germany
Germany



CHAIRMAN'S MESSAGE

Ispat International N.V. and subsidiaries

Dear Shareholder,

Following the worst steel industry downturn in recent times, 2002 provided some welcome relief. The section 201 rulings by the U.S. Government combined with some emerging shifts in the global market situation helped bring about improvements in steel demand and pricing. Having successfully weathered the crisis in the previous year through a series of measures involving cost reduction and productivity improvements, we were able to capitalize on the favorable market trends to achieve a smart turnaround in our operations. In the process, we emerged as a stronger, more competitive and better focused steel company.

The recent crisis, notwithstanding the pain it caused, also taught us some valuable lessons. It reinforced our belief in the core business principles that had all these years enabled us to be well positioned in the market place. Cost reduction, efficient cash management and operational excellence are no longer seen as strategies to be pursued in crisis situations, but goals that have to become an integral part of the organizational philosophy.



We sharpened the focus on the customer. We worked towards improving service levels and reliability parameters. Our research efforts continued to target new products and customized solutions working in close cooperation with our key customers. Building long-term customer relationships, and maintaining and strengthening these relationships to the mutual advantage, which had always been the core strength of the company, received a further impetus during the period of crisis.

The better operational results during 2002 reflect not only the improvement in the market situation, but also the success of these key strategies that have been put in place. All the subsidiaries achieved higher sales. The North American subsidiaries achieved higher operating income. Operating income in Ispat Europe, however, did not increase primarily due to the time lag in recouping cost increases from selling price and the installation of the new Kocks Block at Ispat Unimetal. Liquidity continued to show improvement, reflecting increasing efficiency in working capital and cash management. Shareholders' Equity, however, declined due to a non-cash charge on account of additional minimum pension liability, mainly at Ispat Inland, as required by U. S. GAAP.

The challenges for 2003 include the successful reline and improvement of Blast Furnace #7 at Ispat Inland. Our team at Ispat Inland is fully committed to completing this project within the defined budget, time and technical parameters. We are aware of the need to improve the performance of Ispat Unimetal. Our management team at Ispat Europe has developed plans to achieve this objective in 2003. Debt reduction will be a priority area and we will aggressively pursue this objective by improving cash generation and cash management, and by applying all surplus cash to reduce debt. Focus will continue on building excellence in human capital through harnessing entrepreneurial potential and more efficient performance management processes.

Last year also witnessed considerable emphasis being placed on sound corporate governance and the formulation of several new rules and regulations towards this end. We would continue to abide by all the corporate governance requirements, both in letter and spirit and follow the best practices in this regard.



We look forward to 2003 with optimism. However, we cannot ignore the prevailing uncertainties in the global political and economic environment. Any protracted instability caused by military conflict or other developments could have an adverse effect on the Company, and could significantly alter our outlook.

We expect to benefit from improvements in the prices of our products, both spot and contract. At the same time, we also expect increases in costs, coming from increases in the prices of metallics, energy and transportation. With modest increases in volume and our continuing cost reduction efforts, we should be able to achieve higher levels of operating and net income. We will continue our efforts to realize the strategic advantages of being an integrated mini-mill in the emerging situation in the metallics markets.

And finally, I must commend the dedication and commitment of our 15,400 employees, who have once again demonstrated their readiness and ability to work through challenges and push the organization towards attaining higher and tougher goals. To each one of them, and to all our customers, suppliers, lenders and other stakeholders, I express my sincere appreciation.

Sincerely,

Lakshmi N. Mittal,
Chairman and Chief Executive Officer

BUSINESS REVIEW



Ispat International is among the top 10 steel [illegible] in the world, based on aggregate [illegible] of [illegible] million tons in 2002. In the last [illegible] 2002, steel shipments increased [illegible] million tons to [illegible] million tons.

Ispat International's portfolio of flat and long [illegible] compares well with peer companies in the steel industry. Its high quality products include [illegible] rolled, electro-galvanized steels, slabs, special [illegible] and wire rods. It continuously develops better [illegible] to satisfy the changing [illegible] of its customers.

Over the years, the Company has worked towards strengthening its revenue base, reducing costs and [illegible] customer relationships. The Company's [illegible] geographic reach - manufacturing bases in the United States, Canada, Mexico, Trinidad, Germany [illegible] France - enables it to respond flexibly to global [illegible] and selectively leverage its multi-location [illegible] to optimize its production costs. The Company's aim is to consistently be amongst the [illegible] cost steel producers in the world.

Ispat International has Research and Development [illegible] - in the U.S. and Europe - which continuously develop products that are customized [illegible] requirements.

[illegible] Ispat Inland, the Company's U.S. subsidiary, developed grades such as UHSS 500, [illegible] 580 to serve automobile companies. The [illegible] high-strength steel ("UHSS") developed by Ispat Inland for use in the production of Ultralite Steel Auto Body ("ULSAB") helps automobile customers to reduce body weight of vehicles and strengthen vehicular efficiency.

Ispat International is one of the world's largest [illegible] of high quality wire rods. The Company [illegible] significant downstream capabilities [illegible] the supply of wire drawing and wire products, [illegible] free-cutting and speciality steels.

[illegible] is the largest item of cost in steel making. Ispat International is the world's largest producer [illegible] DRI. The Company's ability to continuously optimize its metallics mix by switching [illegible] degrees from DRI to scrap and vice-versa enables it to minimize the cost impact of [illegible] in the scrap and spot natural gas prices. In the case of other key material inputs, the Company is also in a position to maximize its purchasing savings through long-term vendor partnerships and efficient supply chain management.

2002 was a turnaround year for the global steel industry, coming after what was arguably the worst year in recent history. Global steel demand and pricing improved. Growth was particularly strong in China and this is expected to be a major driver of global steel demand in the near future. In North America demand and prices picked up, following the section 201 trade rulings by the U.S. Government, helped by other factors such as the reduction in inventories and the improved market situation overseas. The European market situation also improved.

Overall, 2002 was characterized by generally higher selling prices for the Company's products and higher costs for its main production inputs. Productivity was higher by 13% as against the previous year. The Company's cost reduction [illegible] continued, yielding adequate cost savings to offset the cost increases and leave a net cost reduction. The Company also achieved savings in selling and general administrative expenses and interest.

All the Company's subsidiaries increased their shipments and sales. The Company's North American subsidiaries improved their operating income and operating margins. However, the European subsidiary's operating income was less than 2001, primarily due to the time lag between scrap price increases and steel price increases. The Company's consolidated operating income in 2002 [illegible] $112 million ($201 million after adjusting for certain one-time non-cash charges) compared to an operating loss in 2001. Net income was $49 million [illegible] 40.4 U.S. cents per share, compared to a net loss of $312 million in 2001.

The Company continued to maintain tight controls [illegible] working capital and capital expenditure. Liquidity continued to improve. The Company reduced its debt by $105 million and continues to [illegible] further debt reduction as a major strategic objective.





The Company looks forward to 2003 with optimism. However, the prevailing uncertainties in the global political and economic environment cannot be ignored. Any protracted instability caused by military conflict or other developments could have an adverse effect on the Company, and could significantly alter the outlook.

The Company expects to benefit from improvements in the prices of its products, both spot and contract. At the same time, costs are also likely to increase, coming mainly from increases in the prices of metallics, energy and transportation. With modest increases in volume and continuing cost reduction efforts, the Company expects to achieve higher levels of operating and net income. Ispat International will continue its efforts to realize the strategic advantages of being an integrated mini-mill in the emerging situation in the metallics markets.

The challenges for 2003 include the successful reline and improvement of Blast Furnace #7 at Ispat Inland and the need to improve the performance of Ispat Unimetal. Debt reduction will be a priority area and this objective will be pursued by improving cash generation and cash management, and by applying all surplus cash to reduce debt.

ISPAT INTERNATIONAL – 1999 - 2002 AT A GLANCE



5966
5978
5313
5512
6000
5000
4000
3000
2000
1000
0
99
00
01
02



4898
5343
4486
4889
6000
5000
4000
3000
2000
1000
0
99
00
01
02



15430
16356
14118
15037
20000
15000
10000
5000
0
99
00
01
02



85
99
-312
49
100
80
60
40
20
0
99
00
01
02

Global strengths

PROCUREMENT

Ispat International is a purchaser of large volumes of raw material and consumables. It is therefore able to leverage its size and global presence to achieve purchasing efficiencies.

UPSTREAM PRODUCTION

The Company owns iron ore mines in the U.S. and Mexico. It is also the world's largest producer and consumer of DRI. Ispat International is the world's largest Integrated Mini Mill.

TECHNOLOGY AND R&D

Ispat International has Research and Development laboratories – in the U.S. and Europe - which continuously develop products that are customized to client requirements.

DOWNSTREAM PRODUCTION

Ispat International has eight downstream units in the U.S., Canada and Europe that make quality value-added products. The Company's downstream units manufacture cold-rolled products and galvanized sheets as well as wire products and bright bars.

MARKETING

Ispat International's products are sold to customers in 85 countries. The Company's customers include Ford, Toyota, Daimler-Chrysler, Honda, Whirlpool, Maytag, Bekaert, General Motors and Lincoln Electric, amongst many others.

KNOWLEDGE INTEGRATION

Ispat International's well-established Knowledge Integration Program (KIP), which provides a continuous platform for the exchange of operational information, problem solving experiences and technical knowledge across the Company. By facilitating the adoption of best practices and through benchmarking, KIP is a powerful tool in the Company's constant pursuit of excellence.

North America

Ispat Inland Inc.

OVERVIEW

Ispat Inland is the fifth largest integrated steel producer in the U.S., based on shipments of 5.7 million tons in 2002, compared to 5.4 million tons in 2001. Located at East Chicago, Indiana, Ispat Inland accounted for 5.8% of domestically produced shipments in 2002, up from 5.4% in 2001. Ispat Inland is certified under the ISO 9001, QS 9000 quality standards and ISO 14001 environment standards. Ispat Inland's goal is to emerge as a preferred supplier of steel products through best-in-class delivery and quality, while providing a competitive service to a prominent customer base. Ispat Inland's capital investment strategy is focused to ensure that its assets continue to remain competitive at all times, meeting the demanding standards of the day.





In addition to its integrated steel manufacturing facilities, Ispat Inland has interests in two state-of-the-art, best-in-class finishing mills, located near New Carlisle, Indiana. Ispat Inland has two joint ventures with Nippon Steel Corporation of





Japan. Ispat Inland holds 60% interest in I/N Tek, which is a continuous cold-rolling plant that processes hot rolled steel into cold rolled, and a 50% interest in I/N Kote, which has both hot dip and electro-galvanizing lines for the manufacture of coated steel primarily for the automotive industry.

Ispat Inland also holds a 50% interest in PCI Associates, which operates a pulverized coal injection facility at Indiana Harbor Works and injects finely ground coal directly into the blast furnaces, thereby reducing coke requirements. Ispat Inland also has interests in iron-ore mining and pelletizing operations, owning and operating the Minorca Mine in Minnesota and as of January 2003, a 21% interest in the Empire Mine in Michigan.

PRODUCTS

The Company produces a wide and balanced range of steel products. The Company's entire output comprises carbon and high-strength low-alloy steel grades, including cold rolled and galvanized steel at I/N Tek and I/N Kote.

Ispat Inland's Flat Products division manages the Company's iron ore operations, conducts its iron-making operations and produces the major portion of its raw steel. The division manufactures and sells steel sheets, strips and certain related semi-finished products for the automotive, steel service centers, appliances, cold finishing, transportation, office furniture and electrical motor markets. Ispat Inland possesses the most comprehensive portfolio of ultra-high-strength steel (UHSS) used extensively in UltraLite Steel Auto Body (ULSAB) program. A significant number of high and ultra-high-strength steel grades have been developed in 2002, including such products as dual phase 500, 590 and 980 products, to better serve demanding automobile customers in the U.S.

Ispat Inland's Bar division manufactures and sells special quality bars and certain related semi-finished products directly to the automotive industry, as well as through service centers and other channels.

Ispat Inland has a diverse customer base, many of whom are industry leaders in their markets. About one-half of its sales to automotive customers are to Ford, Chrysler and General Motors while the remainder are to the U.S. transplant units of foreign auto makers including Toyota, Honda, Mitsubishi, BMW and Mercedes. In the appliance sector, Ispat Inland provides a majority of Maytag's steel requirements and about 70% of Whirlpool's steel requirements.

HIGHLIGHTS

Ispat Inland turned around with sales of $2.3 billion in 2002, compared to $2.1 billion in 2001. The principal reasons for the turnaround comprised:

- An increase in shipments to 5.7 million tons, 6% higher than the previous year.
- Increased realizations from both contract and spot markets; contract customers represent approximately 65% of the Company's sales.
- An effective cost reduction program, which helped Ispat Inland emerge as one of the lowest cost integrated steel producers in North America.
- Improvement in productivity of 13%. Tons per employee increased from 745 to 842.

- Ispat Inland ended the year with one of the best operating performances among North American integrated steel companies.
- Increased market share in 2002.
- Ispat Inland's determination to provide quality products was recognized by the respected trade magazine Automotive Industries in February 2002. In its Quest for Excellence survey, the U.S. automakers chose Ispat Inland as the Number One supplier of ferrous metals.
- An aggressive benchmarking exercise helped Ispat Inland improve productivity. For instance, benchmarking the 12" bar mill to the best standards achieved in Europe resulted in an attractive increase in productivity.
- Ispat Inland invested $17 million in relining of blast furnace #5 which translated into improved productivity.

PERFORMANCE

Ispat Inland reported 11% increase in net sales from $2,012 million in 2001 to $2,223 million in 2002 due to increase in shipments by 6% and increase in selling price by 5%. As a result, the gross profit margin increased from 0.5% in 2001 to 10.0% in 2002, surpassing the 8.4% gross profit margin in 2000. The operating margin increased from negative 6.3% in 2001 to 1.5% in 2002.

OUTLOOK

The anticipated continued economic growth in the U.S. is expected to result in stronger demand for steel products. Construction of increased automobile production plants scheduled for completion in 2003 and 2004 should boost the need for high quality automotive steel sheet and SBQ bar products. Continued enforcement of the section 201 remedy and the industry consolidation currently underway is expected to complement the economic recovery.

Ispat Mexicana S.A. de C.V.

OVERVIEW

Ispat Mexicana is one of Mexico's largest producers and exporters of steel. Ispat Mexicana is also the biggest consumer of energy in the private sector in Mexico. Ispat Mexicana shipped 3.0 million tons of steel in 2002, as compared to 2.6 million tons in 2001. Ispat Mexicana is currently the world's largest dedicated supplier of steel slabs.

Ispat Mexicana utilizes DRI as its primary metallic input for most of its production. Ispat Mexicana operates modern DRI plants, an efficient EAF-based steel making plant and continuous casting facilities. Ispat Mexicana has advanced secondary metallurgical capabilities, including ladle refining, vacuum degassing and calcium silicon injection, which permit it to produce higher quality slabs utilized for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. This has placed Ispat Mexicana as the supplier of choice to the energy sector through the development and production of API X65 - X70 for sour gas applications.





Ispat Mexicana is a well recognized company with ISO 9000 and QS 9000 certifications granted by Det Norske Veritas plus 7 product certifications granted by NKK, LLOYD's, GL, ABS, KRS, VB and DNV. As a quality-committed





manufacturer, Ispat Mexicana is the second steel producer in the world after Caribbean Ispat to receive Company Wide Registration, the highest recognition for total quality from the British Standards Institute.

The federal environmental agency of the Mexican government granted Ispat Mexicana with the Clean Industry Certification for the application of national and international norms and criteria towards the protection of the environment, minimizing of risks and preventing accidents.

Since its inception, Ispat Mexicana has been an export-focused company. For the year ended December 31, 2002, approximately 67% of its slabs were exported to finished steel product manufacturers in the United States and Canada through dedicated deep water port facilities located adjacent to its production complex in Lazaro Cardenas, Michoacan, on Mexico's Pacific coast. Its principal customer base is in the NAFTA region, although the Company has in the recent past also exported to China and other East Asian markets.

In addition to its core steel-making facilities, Ispat Mexicana holds a 50% equity interest in Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V., an iron ore mining and pelletizing company. Ispat Mexicana also has strategic interests in several other ancillary companies, which provide significant benefits. These include a 50% interest in Servicios Siderurgicos Integrados, S.A. de C.V., which provides various services to Ispat Mexicana, at its cost of producing these services.

PRODUCTS

Ispat Mexicana produces slabs, an intermediate steel product for manufacturing a broad range of flat products such as plates and hot rolled coils. Slabs are purchased both by steel manufacturers without primary steel making facilities and by steel manufacturers with either a temporary or permanent reliance on external sources for a portion or all of their needs. The DRI/EAF manufacturing route enables Ispat Mexicana to produce steel with a high degree of cleanliness and very low gases and residual element contents. Therefore, the slabs are granted a premium in the market place, on account of their superior quality.

HIGHLIGHTS

- On March 5, 2002, the U.S. President announced the final outcome on the section 201 (Trade Related) proceedings. As per section 201, Import of slabs in the U.S., in excess of 5.4 million tons in the year 2002, attracted 30% duty. Mexico and Canada are exempt from the tariff rate quota in the spirit of NAFTA.

- Ispat Mexicana's production and shipment increased by approximately 18% in 2002 as compared to 2001.

- The steel prices in North America improved significantly as a result of section 201. Ispat Mexicana's average selling price increased 18% in 2002 over 2001.

- Ispat Mexicana has produced Motor Lam grades and currently is conducting trials on medium Carbon for certain customers in the United States. Ispat Mexicana has outlined a continuing program for product development. As a part of this program, Ispat Mexicana is working with several customers on developing value added tin plate grades as well.

■ Imexsa successfully completed its debt restructuring in its entirety on September 6, 2002.

PERFORMANCE

Ispat Mexicana reported 38% increase in net sales from $470 million in 2001 to $649 million in 2002 due to increase in shipments by 18% and increase in selling prices by 18%. As a result, the gross profit margin increased from 3.7% in 2001 to 14.9% in 2002. The operating margin increased from negative 3.8% in 2001 to 9.4% in 2002.

OUTLOOK

The outlook for 2003 appears positive. The order book is growing, but certain restrictions in natural gas supply from Pemex may limit the production. The shift in volumes to China and other Asian countries is expected to help Ispat Mexicana offset the impact of any temporary softening in the North American market. Ispat Mexicana expects the steel prices to be higher than in 2002.

Ispat Sidbec Inc. ('ISI')

OVERVIEW

ISI is Canada's fourth largest steel maker, based on shipments of approximately 1.5 million tons of finished steel products in 2002, compared to 1.4 million tons in 2001. It is also the largest integrated mini-mill in Canada.

Located in the Province of Québec, ISI has two DRI plants with a total production capacity of 1.5 million tonnes. ISI is the only Canadian steel company to make steel with self-manufactured DRI. ISI has an advantage of being able to service a large range of automotive, construction and engineering companies within a radius of 600 kilometers. Ispat Sidbec has flexibility in metallic management: it can use either DRI or scrap, depending on their respective economies.

PRODUCTS

ISI focuses on niche and value-added products. Its portfolio includes hot, cold and galvanized sheets, wire rods, wire products, bar and pipe products that are sold primarily in Canada and the U.S. Its subsidiaries and joint ventures are engaged in downstream production and produce wires and bars (Walker Wire), wires (Acufil), pipes (Delta Tubes), galvanized products (Sorevco) and processed scrap (Sidbec Feruni and Deitcher).

HIGHLIGHTS

■ ISI reported an increase in shipments by 7% in 2002, with a price increase of 7%. This has helped to improve margins and operating income.

■ Operating margin continued to be one of the highest amongst North American steel companies, due to its low cost position.

■ As natural gas prices declined and scrap prices increased, Ispat Sidbec resumed the production of DRI in September 2002.





PERFORMANCE

ISI reported 15% increase in net sales from $463 million in 2001 to $534 million in 2002 due to increase in shipments by 7% and increase in selling price by 7%. The





gross profit margin increased from 9.0% in 2001 to 13.9% in 2002. The operating margin increased from 1.1% in 2001 to 7.7% in 2002.

OUTLOOK

Following the section 201 ruling in the U.S., the Canadian Government has initiated a safeguard action. Pertaining to the Canadian safeguard, the CIIT (Canadian International Trade Tribunal) has ruled injury to five products of which three (cold rolled sheet, standard pipe and reinforcing bar) are part of Ispat Sidbec's product range. The Canadian Government is still analyzing the proper remedy. No set date has been established for a final decision. Pertaining to the steel market, we are still positive on the price and shipments for 2003. The plant's flexibility to switch between scrap and DRI helps to manage its metallics mix to minimize cost. The Company's ongoing focus on customers, quality and niche products is expected to increase revenue and operating income in 2003.

Central America

Caribbean Ispat Limited ('CIL')

OVERVIEW

Trinidad-based CIL is the largest steel maker in the Caribbean, based on steel product shipments of 854,000 tons in 2002 compared to 753,000 tons in 2001. CIL is also a major produced of DRI with production of 2.3 million tonnes and shipments of 1.4 million tonnes in 2002. CIL's metallics requirement is met from its DRI plants as well as from scrap. CIL is one of the lowest cost producers of DRI. The ISO 9002-certified CIL was the first steel company in the world to receive Company Wide Registration, the highest recognition for total quality from the British Standards Institute.

In 2002, substantially all of CIL's wire rod shipments were exported, primarily to steel fabricators in South and Central America, the Caribbean and the United States. CIL is also a significant producer and exporter of DRI. CIL receives its raw material imports and ships its steel products through a deep-water port facility within its production complex.

PRODUCTS

CIL produces wire rods for the construction industry and a number of industrial applications, including the manufacture of fences, cables, chains, springs, fasteners, wire strands and wire ropes. Its principal markets are in the U.S.A., South and Central America, Canada, the Caribbean and East Asia.

HIGHLIGHTS

- CIL surpassed its production performance of the earlier years. Shipments increased to 854,000 tons in 2002, an increase of 13% over the previous year.
- Shipments of DRI were, at 1.4 million tonnes in 2002, an annual record.
- CIL emerged as the one of the lowest cost producers of DRI, billets and wire rods.
- CIL developed new products like PC strand and tire cord for new applications.
- CIL commissioned a new caster, which enabled it to enhance its share of the market for high-end products. The full benefits of the preparatory work done in 2002 will be visible in 2003.

PERFORMANCE

CIL reported 17% increase in net sales of steel from $156 million in 2001 to $183 million in 2002 due to increase in shipments by 13% and increase in selling price by 3%. CIL reported 8% increase in net sales of DRI from $128 million in 2001 to $138 million in 2002. DRI shipments and selling price increased by 1% and 7%, respectively.

The gross profit margin of CIL increased from 4.7% in 2001 to 13.8% in 2002, surpassing the 9.8% gross profit margin in 2000. The operating margin increased from negative 3.8% in 2001 to 5.6% in 2002.

OUTLOOK

The outlook for CIL is positive. Production is expected to increase above the level achieved in 2002. CIL is implementing best practices and benchmarking itself against the best global standards. CIL has recently announced a wire rod price increase of $25 per ton effective April 2003.

Europe

Ispat Europe Group S.A.

OVERVIEW

Ispat Europe Group is the largest quality wire rod producer in Europe, with operations primarily based in Germany, France and Luxembourg. Ispat Europe Group is also a significant producer and supplier of quality billets predominantly for the forging sector for end use in automotive and other industries and blooms for the production of rails. Ispat Europe owns and operates Ispat Hamburg and Ispat Duisburg each with operations in Germany and Ispat Unimetal with operations in France and Luxembourg. Ispat Europe Group has significant downstream operations based in France, United Kingdom, Belgium and Italy. Ispat Europe Group markets its products primarily in the European Union. Total steel shipments from Ispat Europe Group increased to 4.0 million tons in 2002, compared to 3.9 million tons in 2001.

MAJOR OPERATING UNITS

Ispat Hamburger Stahlwerke GmbH ('IHSW'), Germany

IHSW is one of the largest producers of wire rods in Europe. IHSW operates the only integrated mini-mill in Europe. It is equipped with one of the first two DRI plants in the world, an efficient EAF-based steel making plant, continuous casting facility and a high-speed rolling mill. IHSW has its own dedicated deep-water port facility situated on the Elbe river adjacent to its production complex which enables it to import a significant part of its raw material requirements and export its products to markets in other parts of the world. IHSW produced 1.2 million tons of liquid steel in 2002, compared to 1.1 million tons in 2001. IHSW has a 100% subsidiary Kent Wire (Ispat) Limited, which is the largest producer of wire mesh in the United Kingdom. The wire mesh is sold largely to customers in the United Kingdom and Ireland. Wire rods from IHSW are sold to customers principally in Germany, other European Union countries and the East Asia.







Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Germany

ISRG produces continuously cast blooms and billets as well as rolled billets of a high quality for further processing a major part of which is converted into wire rods at Ispat Walzdraht Hochfeld. It is also a major supplier of quality blooms and billets particularly for rail making and the forging sector. ISRG uses basic oxygen furnace technology to produce high quality semi finished blooms and billets. It is also equipped with secondary metallurgy equipment, including a ladle furnace and vacuum degassing equipment. It operates a continuous bloom caster using a soft reduction process and modern continuous billet caster. ISRG manufactures its products using Hot Metal as an input, for which it has a long-term contract with Thyssen Krupp Stahlwerk. ISRG is a well-known manufacturer of quality steel and has received several quality certifications including QS 9000, ISO 9001 and VDA 6.1 certification from Det Norske Veritas. Its chemical laboratory has been accredited by DAR. ISRG produced 1.6 million tons of liquid steel in 2002, compared to 1.5 million tons in 2001.

Ispat Walzdraht Hochfeld GmbH ('IWHG'), Germany

IWHG is one of the largest producers of a range of high quality wire rods in Germany. It gets the major portion of its billet supply from ISRG. IWHG possesses a leading position for supply of quality wire rods in Europe. It has received QS 9000 and ISO 9001 certification. IWHG is located in the centre of Germany's steel consuming region. IWHG produced 691,000 tons of wire rods in 2002, compared to 674,000 tons in 2001.

Ispat Unimetal, France ('IU')

IU is the largest producer of high quality wire rods and bars in France, primarily catering to markets in the European Union. IU, with manufacturing operations located in two different locations at Luxembourg and Gandrange (Lorraine region of France) manufactures a wide range of quality billets, bars and wire rods for diverse applications, such as tire cord, free-cutting, cold heading, forging, spring, pre-stressed concrete wire and other wire drawing qualities. The location provides proximity to its core markets in France, Germany and the Benelux countries. IU operates a state-of-the-art twin shell design DC electric arc furnace. IU is equipped with secondary metallurgy equipment, billet rolling mill, coil and bar mill at Gandrange and wire rod mill in Luxembourg. It owns a number of downstream manufacturing facilities which comprises of Tréfileurope (operations in France, Belgium and Italy) and SMR (operations in France). A part of its output is consumed in the downstream operations. Liquid steel production remained flat at 1.3 million tons.

HIGHLIGHTS

- The European operations focused on realizing fair and stable selling prices, following steep increases in the cost of metallics and energy. Ispat Europe Group produced the right quality and mix of finished products, which made it possible to offset the increase in cost against better sales realizations in the third and fourth quarter of 2002.
- An intensive training for employees was launched to help stabilize the production of billets, bars and coils at Ispat Europe Group. Additionally, Ispat Europe also derived benefit from KIP by exchanging operational knowledge with Ispat Hamburger Stahlwerke.
- Ispat Hamburger Stahlwerke, Germany, reported the highest-ever output – a production of liquid steel of 1.2 million tons in 2002. Ispat Hamburg also had the highest-ever dispatch of wire rods of 1.0 million tons in 2002.
- The DRI plant, a strategic asset at Ispat Hamburger Stahlwerke, Germany, reported the highest-ever production of 540,000 tonnes and the Company reinforced its position as one of the lowest cost producers of quality wire rods.
- Ispat Duisburg reported the highest-ever sale of billets at 492,000 tons in 2002. Except for the cost of metallics, which were outside the control of the Company, there was a reduction in fixed costs and personnel expenses in the European operations.

PERFORMANCE

Ispat Europe Group reported 5% increase in net sales from $1,070 million in 2001 to $1,129 million in 2002. Shipments increased by 1%. The gross profit margin decreased from 11.3% in 2001 to 10.0% in 2002. The operating margin decreased from 3.6% in 2001 to 2.7% in 2002.

OUTLOOK

The outlook is positive for the European operations. An increase in demand has been noticed from user industries that have embarked on replenishing their low inventories. While an increase in metallic prices is expected, Ispat Europe Group expects to realize higher selling prices to offset the same. Production and shipments are expected to improve from 2002.

Downstream production facilities

Ispat International owns or operates downstream facilities, which are located in U.S., Canada and Europe.





North America

Walker Wire (Ispat) Inc.

Walker Wire (Ispat) is one of the United States' oldest and most successful wire processors. Established in 1944, Walker Wire shipped 86,500 tons of wire and processed rod in 2002. With two manufacturing facilities located in Ferndale, Michigan and Pontiac, Illinois, Walker Wire is geographically well located to provide unparalleled service to its





customers in the automotive, agricultural, construction and consumer product industries. Walker Wire is equipped with two acid pickling lines and annealing facilities which enable it to specialize in the manufacture of value-added products for the automotive industry. Its location provides it with a cost-effective access to automotive component manufacturers in the Detroit and Chicago areas. Walker Wire is of strategic importance to Ispat Sidbec as it permits the sales of value-added wire and bars products without requiring additional production capacity for cold drawing at the Contrecoeur plant.

Acufil, Limited Partnership, Canada

Acufil, a wholly owned Canadian limited partnership, is one of Canada's finest wire producers. Acufil shipped 70,300 tons of wire in 2002 to customers in Canada and the United States. Acufil is located geographically close to its wire rod supplier Ispat Sidbec and services customers in the automotive, agricultural, construction, bedding and furniture, cable, pulp tie and consumer product industries. The facility is located in Montréal, Canada, and consists of a modern acid picking line, two wire galvanizing lines, one patenting line and 20 wire drawing machines. Its 300,000 square feet facility received certification for ISO 9002 in September 2000. The plant also has a complete ISO certified testing facility used by its customer service metallurgists to support product development.

Sorevco and Company, Limited, Canada

Sorevco, a 50/50 joint venture with Dofasco, produces galvanized sheet in a wide variety of zinc coatings. Ispat Sidbec and its partner are each committed to supply 50% of Sorevco's full hard substrate requirements, its primary raw material. Sorevco is of strategic importance to Ispat Sidbec as it permits the sale of value-added flat rolled products without requiring additional production capacity for annealing and temper rolling at the Contrecoeur plant. In 2002, Sorevco shipped 230,400 tons of galvanized sheets.

Delta Tube and Company, Limited, Canada

Delta Tube and Company, Limited, located in Montréal, Canada was formed by Ispat Sidbec Inc. (40%) and Nova Steel (60%) to manufacture pipe for Ispat Sidbec and hollow structural sections for Nova Steel. Delta Tube is equipped with two ERW lines which produce pipes from two to six inches in diameter for the account of its two partners. This is a tolling operation and each partner is responsible for its own sales and marketing. Delta Tube shipped 62,300 tons in 2002.

Europe

Tréfileurope

Tréfileurope owns one of the largest steel wire drawing operations in Europe. It has nine specialized drawing operations located in three different countries (France, Italy and Belgium). All of these are certified for ISO 9001 and 9002. Tréfileurope has extensive experience in the manufacture of a wide range of steel wires, ropes, cables etc and offers a complete range of products in the low and high carbon wire business. Markets for such products include the automobile industry, high quality steel rope and cable industry and steel wires are used for a range of applications such as springs, elevator hoisting cables. Tréfileurope manufactured 374,000 tons of steel wires in 2002, compared to 360,000 tons in 2001.

Société Métallurgique de Revigny (SMR)

SMR, based in France, is one of the leading producers of bright bars in Europe. SMR sells to the bright bar industry, which includes various industrial applications. SMR produced 120,000 tons of bright bars in 2002, compared to 121,000 tons in 2001.

Kent Wire (Ispat) Limited, U.K.

Kent Wire, based in the U.K., operates a modern fabric reinforcement plant with one of the highest productivity rates and lowest costs. It sells to the construction industry principally in the U.K. and Ireland.

Ispat Shipping Limited, U.K.

Ispat Shipping Limited ('ISL') is responsible for providing cost effective ocean transportation solutions to all the manufacturing subsidiaries of the Group, covering both raw materials and finished products. Its location in London, which is the hub of global shipping business, is a strategic advantage.



In 2002, ISL handled 17.2 million tonnes of cargo. In addition, ISL manages 4 modern Panamex vessels, three U.S. flag vessels and has 50% equity in one cape size vessel.

BOARD OF DIRECTORS



LAKSHMI N. MITTAL

Chairman of the Board of Directors and Chief Executive Officer

Mr. Lakshmi N. Mittal is the Chairman of the Board of Directors and Chief Executive Officer of Ispat International. He has approximately 31 years of experience in steel and related industries. He is the founder of Ispat International and has been responsible for the strategic direction and development of the Company's business. Mr. Lakshmi N.Mittal is also the Chairman of LNM Holdings N.V. and main steel making subsidiaries. He is also a non-executive director of Iscor Limited, a member of the Executive Committee of the International Iron and Steel Institute and a director of ICICI Bank Limited. He is also trustee in a number of Charitable Trusts. Mr. Lakshmi N. Mittal was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication. Mr. Lakshmi N. Mittal was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry. The award was presented by American Metal Market and World Steel Dynamics.



ADITYA MITTAL

Member of the Board of Directors and Director Finance and Mergers and Acquisitions

Mr. Aditya Mittal joined Ispat International in January 1997, where he is now Director Finance for Ispat International. Mr. Aditya Mittal managed Ispat International's IPO in 1997, and was instrumental in its acquisition efforts including Ispat Inland and Ispat Unimetal. He is also Vice-Chairman of LNM Holdings N.V. where he has been responsible for all its Mergers and Acquisitions (M&A) activities, and serves on the board of Iscor Limited. Prior to this, in July 1996, Mr. Aditya Mittal worked at Credit Suisse First Boston, in M&A. He holds a Bachelor's Degree of Science in Economics from the Wharton School in Pennsylvania with concentrations in Strategic Management and Corporate Finance, from where he graduated magna cum laude. He is the son of Mr. Lakshmi N. Mittal.



MALAY MUKHERJEE

Member of the Board of Directors and President and Chief Operating Officer

Mr. Mukherjee is the President and Chief Operating Officer of Ispat International and has over 30 years of experience in a range of technical, commercial and managerial roles in the steel industry. Mr. Mukherjee has held various senior management positions within the Company, including Managing Director of Ispat Mexicana S.A. de C.V. and Managing Director of Ispat Karmet JSC ("Ispat Karmet"), a Group affiliate, President and CEO of Ispat Europe SA, Luxembourg.



PETER D. SOUTHWICK

Member of the Board of Directors and President and Chief Operating Officer of Ispat Inland Inc.

Dr. Southwick is the President and Chief Operating Officer of Ispat Inland. Dr. Southwick has over 22 years of experience in the steel industry, and he joined Inland Steel in 1980. Prior to his recent position, Dr. Southwick has held various senior positions at Ispat Inland including Executive Vice President, Operations and Vice President, Operations - Flat Products. Dr. Southwick has published numerous technical papers and a book titled "Accelerated Cooling of Steels". In 2003, he is serving as the Vice Chairman of American Iron and Steel Institute. He is member of the Iron and Steel Society, the American Society for Quality and the Institute of Materials.



NARAYANAN VAGHUL

Member of the Board of Directors

Mr. Vaghul has 47 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for the past 18 years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also the visiting Professor of the Stern Business School in the New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also board member of various other companies, including Wipro Limited, Mahindra & Mahindra, Nicholas Piramal India Limited, Samtel Color and Apollo Hospitals.



AMBASSADOR ANDRÉS ROZENTAL

Member of the Board of Directors

Ambassador Andrés Rozental has a long and distinguished career in the Mexican Diplomatic Service. Over the past 34 years, he has held various senior government and diplomatic posts including Ambassador of Mexico to United Kingdom, Ambassador of Mexico to the Kingdom of Sweden, Ambassador, Permanent Representative to the United Nations in Geneva, as well as Deputy Foreign Minister of Mexico. From December 2000 to January 2002, he was Ambassador-at-Large and Special Presidential Envoy for President Vicente Fox of Mexico. Ambassador Rozental has received several awards, including the Grand Cross of the Polar Star (Sweden) and the Grand Cross of the Civil Merit Order (Spain). He is also an officer of the National Order of Merit (France). Ambassador Rozental is currently a member of the Board of Directors of Deutsche Latin American Companies Trust, Grupo Industrial Omega, Aeroplazas de Mexico and Fumisa. He is Chairman of the Board of Latinoamericana de Duty Free and the President of his own consulting firm, Rozental & Asociados in Mexico City.



FERNANDO RUÍZ SAHAGON

Member of the Board of Directors

Mr. Ruiz has approximately 30 years of experience in the field of accounting, finance and tax and is currently a partner at Chevez, Ruiz, Zamarripa y Cía., S.C., a leading tax consulting firm in Mexico. Mr. Ruiz is a member of several professional associations, including the Instituto Mexicano de Ejecutivos de Finanzas, Colegio de Contadores Públicos de México, Instituto de Contadores Públicos and Academia de Estudios Fiscales de la Contaduría Pública. He is the President of the Business Coordinator Counsel's Tax Committee (CCE) and a board member of various companies including Kimberly Clark de México, S.A. de C.V., Accel, S.A. de C.V., Alore Siglo XXI, S.A. de C.V., Corporación San Luis, S.A. de C.V., Grupo Palacio de Hierro, S.A. de C.V., Grupo Camesa, S.A. de C.V., Basf Mexicana, S.A. de C.V. (a subsidiary of Basf, A.G.), Bacardi, S.A. de C.V. (a subsidiary of Bacardi International, Ltd.).



MUNI KRISHNA T. REDDY

Member of the Board of Directors

Mr. Muni Krishna T. Reddy has over 35 years of experience in financial services and he is presently the Group Chief Executive of State Bank of Mauritius Ltd (SBM Group). He holds the following directorships: Chairman of the Board of SBM Nedbank International Ltd.; Director on the boards of Air Mauritius Ltd; British American (Holdings) Ltd, Nassau; British American Insurance Company of the Bahamas Ltd; British American International Corporation Ltd; British American (UK) Limited; Fidelity Bank & Trust International Ltd, Nassau; India Growth Fund Inc, New York (USA); Intercommercial Bank Ltd, Trinidad; Intercommercial Trust & Merchant Bank Ltd; Mauritius Telecom Ltd; Overseas Telecommunications Services Ltd; South Asia Regional Fund Ltd; Member of Board of Governors, International Institute for Insurance and Finance. Prior to taking over as Chief Executive Officer of SBM Group in 1987, Mr. Reddy worked in Singapore and India. Mr. Reddy was conferred in 1993 with the title "Grand Officer of the Order of the Star and Key of the Indian Ocean" (GOSK), by the Government of the Republic of Mauritius for distinguished services in Banking.



RENÉ LOPEZ

Member of the Board of Directors

Mr. Lopez has approximately 36 years of experience in international finance, manufacturing and marketing with multinational corporations including Alcatel-Alsthom and GEC Alsthom, where he has worked since 1966. He was President and General Manager of Alcatel-Alsthom and GEC Alsthom Canada. Currently, Mr. Lopez is owner and President of Gesterel Inc. in Canada, a Consultancy Services boutique specializing in Merger and Acquisitions, Finance and technology transfer management

Management team

BHIKAM AGARWAL, *Chief Financial Officer*

Mr. Agarwal is the Chief Financial Officer of Ispat International and has over 27 years of experience in steel and related industries. He has held various senior executive positions within the Company since its first acquisition in 1989. He has been responsible for the financial strategy of the Company and has been chief coordinator of its prior activities in the capital markets, two of which received "deal of the year" awards from International Financing Review, a leading global financial publication. Mr. Agarwal has also led the finance and accounting functions of the company and it's Knowledge Integration Program across all the operating subsidiaries, since the Program's inception.

JOSEPH ALVARADO, *Director, Marketing, Long Products*

Mr. Alvarado is Director, Marketing, Long Products of Ispat North America. Mr. Alvarado joined Inland Steel in 1976 and rose through a variety of finance, sales and operating positions before leaving in 1997 as President of Inland Steel's Long Product Division. He joined Ispat North America after serving as Vice President, Commercial for Birmingham Steel Co. Mr. Alvarado holds a B.A. in economics from Notre Dame University and an MBA from Cornell University.

ASHOK ARANHA, *Director, Materials*

Mr. Aranha joined the Company in 1991 and was responsible for the development and implementation of the Company's purchasing strategy and the implementation of most global purchases for the Company. He has over 33 years of experience in material and procurement management. Mr. Aranha was the head of materials at Ispat Hamburger Stahlwerke GmbH prior to this position. He holds an MBA from XLRI, Jamshedpur, India.

VIJAY K. BHATNAGAR, *Managing Director, Ispat Mexicana*

Mr. Bhatnagar is the Managing Director of Ispat Mexicana since October 2002 with over 33 years of experience in aluminium and electronics industries. He is a metallurgical engineer by qualification and worked in various line and staff positions at INDAL (erstwhile ALCAN subsidiary) in India for over 30 years. He later became the Joint Managing Director and then the Managing Director of AT&S Indian operations (a subsidiary of AT&S AG Austria) and worked in these positions from 1999 until 2002.

ARVIND CHOPRA, *Director of Internal Assurance*

Mr. Chopra joined the Company in April 2000 and is responsible for the facilitation of management's performance of risk assessments and for the evaluation of internal controls. He is also in charge of the independent internal auditing function. Formerly a Partner with KPMG, Mr. Chopra has over 17 years of experience in internal auditing, risk management, internal control evaluations and corporate governance related matters. He has also held positions at Arthur Andersen, Nestlé and Price Waterhouse. Mr. Chopra is a member of Institute of Chartered Accountants of India and the Institute of Internal Auditors.

SIMON EVANS, *General Counsel*

Mr. Evans joined the Company in September 2001 as General Counsel. He has over 14 years experience in corporate and commercial law in both industry and private practice. Formerly, Mr. Evans was European Counsel at Rohm and Haas Company and prior to that he worked at the law firm Taylor Joynson Garrett, London. Mr. Evans is a graduate of Oxford University and the College of Law, Guildford.

DENIS FRASER, *Executive Vice-President and Chief Operating Officer of Ispat Sidbec Inc.*

Mr. Fraser joined Ispat Sidbec in February 1999 as Commercial Director, Wire Rod, and was until April 2002, General Manager of the Wire Rod business unit. Mr. Fraser holds a bachelor's degree in mechanical engineering from the École Polytechnique and an MBA in finance and accountancy from McGill University. In his 18-year career with a major oil company prior to joining Ispat Sidbec, he held several key positions in operations, sales and marketing.

VIJAY KRISHNA GOYAL, *Company Secretary*

Mr. Goyal joined the Company in May 1999 and is responsible for the functions of corporate secretary reporting to the Board. Formerly, an internal auditor with ITC Limited, India he worked as corporate internal auditor at Ispat International N.V. and as Head of Internal Audit at Ispat Unimetal. Mr. Goyal has approximately ten years of experience in corporate finance, auditing and accounting. He is a member of the Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

ALAIN GRENAUT, *Chief Executive Officer of Ispat Unimétal*

Mr. Grenaut is the Chief Executive Officer of Ispat Unimetal. Prior to this, he was the Corporate Marketing Director of Lucchini Group for 2 years, and before, Vice-President for Strategy, Research and Development at Ispat Europe. He has vast experience of long products in the European Steel Industry, having taken over various functions either in Quality Control, Production and Marketing for different French and European companies during the last 32 years. He is a graduate of the French High School of Mines.

AUGUSTINE KOCHUPARAMPIL, *Chief Financial Officer, Ispat Europe Group S.A.*

Mr. Kochuparampil is the Chief Financial Officer of Ispat Europe Group S.A.. He joined the Company in 1994 and has held various responsible positions in finance and accounting functions in Europe. He has over 26 years experience in the financial and related functions in steel industry. Mr. Kochuparampil is a member of the Institute of Cost and Works Accountants of India and possesses a degree in Law.

JOHN KURIYAN, *Managing Director of Caribbean Ispat*

Mr. Kuriyan is the Managing Director of Caribbean Ispat and has over 30 years experience in engineering, manufacturing and general management in the steel and rubber industry. Prior to joining Caribbean Ispat, he was Director General of Servicios Siderúrgicos Integrados, S.A. de C.V., a subsidiary of Imexsa. He has also served as Senior Vice President, Manufacturing at Dunlop India Limited and as President and CEO of Falcon Tyres Limited. He is a graduate of the Indian Institute of Technology and holds a Bachelor of Technology degree in Mechanical Engineering and is a Postgraduate from the same institute in Industrial Engineering.

ABDELLATIF LAASRAOUI, *Director, Technical and Business Development*

Mr. Laasraoui is the Director, Technical and Business Development for the Company. He has extensive international experience in the steel and aluminum industries in areas such as corporate strategy, performance improvement, investment strategy, process technology and related areas. Prior to joining the Company, Mr. Laasraoui was a Senior Engagement Manager at McKinsey & Company, based in Chicago, where he has worked since 1993. He has also worked as a Metallurgical Process Engineer at Hatch Associates, Toronto & Montreal in Canada.

BERNARD LAUPRÊTRE, *Chief Executive Officer of Tréfileurope*

Mr. Lauprêtre was appointed the Chief Executive Officer of Trefileurope, a wire drawing company and subsidiary of Ispat Unimetal in Europe in September 2002. He joined the Company in February 1990 and has held various senior management positions. Mr. Lauprêtre holds an engineer degree from Arts et Métiers school (France) and a MBA from ISA (France).

RICHARD LEBLANC, *President and Chief Executive Officer of Ispat Sidbec Inc.*

Mr. Leblanc is the President and Chief Executive Officer of Ispat Sidbec and has approximately 34 years of experience in the steel industry. Mr. Leblanc spent 18 years in various senior management positions at Stelco Inc. before joining Sidbec in 1987 as Vice-President, Production. He became President and Chief Executive Officer in 1996. Mr. Leblanc is a Director of the American Iron and Steel Institute and the Canadian Steel Producers Association.

GREG LUDKOVSKY, *Director, Technology*

Dr. Ludkovsky is Chief Technology Officer of the Company, as well as Vice President Research and Development and Chief Technology Officer of Ispat Inland. Mr. Ludkovsky joined Inland Steel in 1979 and advanced through a number of positions in steel products research prior to becoming Vice President, Research and Development of Inland Steel in 1995. Dr. Ludkovsky has a PhD in Metallurgical Engineering.

GREGOR MUNSTERMANN, *Managing Director, Ispat Hamburger Stahlwerke GmbH*

Mr. Munstermann has been Managing Director of Ispat Hamburger Stahlwerke GmbH since March 2001. He has over 15 years experience in the steel industry. His previous positions include General Manager of the Steel Plant and the Direct Reduction Plant, Ispat Hamburger Stahlwerke GmbH. Mr. Munstermann holds a Diploma at University Clausthal-Zellerfeld.

JEAN-PIERRE PICARD, *Director, Marketing, Flat Products*

Mr. Picard, Director, Marketing, Flat Products is responsible for flat products marketing strategy ensuring a strong market driven approach in the development of the Company's business strategy and the delivery of value to the customers. He is also responsible for Ispat E-Commerce marketing initiatives. He joined Ispat Sidbec in 1980 as Vice-President of Marketing and Sales. He was previously Senior Vice-President of British Steel, Canada where he worked for 13 years. Mr. Picard has been active in many steel industry related associations.

THEKKEMEDOM N. RAMASWAMY, *Director, Finance*

Mr. Ramaswamy is Director, Finance for Ispat International. He is responsible for corporate finance and financial strategy. He has 33 years experience covering a wide range of financial management functions and has been with the Company since 1989, previously holding positions as General Manager, Finance at Caribbean Ispat (1989 - 1992), Director, Finance at Ispat Mexicana (1992 - 1994) and CFO at Ispat Sidbec (1994 - 2002). He holds a Bachelor of Commerce Degree from the University of Madras, India, an MBA from the Indian Institute of Management, Ahmedabad, India and is a Fellow Member of The Association of Chartered Certified Accountants, UK.

GERHARD RENZ, *President and Chief Operating Officer of Ispat Europe Group S.A.*

Mr. Renz is the President and Chief Operating Officer of Ispat Europe and has over 29 years of experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Ispat Germany. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute.

MICHAEL G. RIPPEY, *Vice President, Finance & Administration, and Chief Financial Officer, Ispat Inland Inc.*

Mr. Rippey joined the Company's finance organization in 1984 and advanced through positions of increasing responsibility before being named vice president Finance and CFO Ispat Inland in 1998. His responsibilities also include purchasing, human resources, legal and union relation functions for the Company. Mr. Rippey has a bachelor's degree from Indiana University; a master's degree in banking and finance from Loyola University, Chicago; and an MBA from the University of Chicago.

STEPHEN C. ROGERS, *Vice President, Sales & Marketing, Ispat Inland Inc.*

Mr. Rogers is responsible for sales and marketing at of flat products at Ispat Inland. He was elected to his current position in 2000 after serving as president of the company's bar-products division. Mr. Rogers joined the Company in 1977 and advanced through hot-and cold-rolling operations before moving to sales, then plate products. He has a bachelor's degree from Wabash College, Crawfordsville, Ind., and an MBA from the University of Chicago. Mr. Rogers is a member of the board of directors of the Metals Service Center Institute.

BILL SCOTTING, *Director, Continuous Improvement*

Mr. Scotting joined the Group in September 2002 to lead the Group's Continuous Improvement activities. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 18 years experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete (UK), Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science (Metallurgy) from the University of Newcastle in Australia and an MBA (with distinction) from Warwick Business School in the UK.

GARY L. VAN ASPEREN, *Vice President, Manufacturing, Ispat Inland Inc.*

Mr. Van Asperen is responsible for all manufacturing and maintenance at Ispat Inland's Indiana Harbor Works and at its joint ventures with Nippon Steel Corp., I/N Tek and I/N Kote. Mr. Van Asperen joined the Company in 1963 and has served in a broad range of responsibilities in metallurgy, technical services, sales, quality, operating technology and the operation of flat-rolling and coating mills. He was named president of I/N Tek and I/N Kote in 1998 and vice president of Ispat Inland in 2001. He has a metallurgical-engineering degree from the South Dakota School of Mines and an MBA from Indiana University.

OLAF-ROMAN BARON VON ENGELHARDT, *Director, Marketing, Ispat Europe*

Dr. von Engelhardt is Director, Marketing of Ispat Europe. Dr. von Engelhardt joined the Company in 1999 and is responsible for sales and marketing of products manufactured by its steel-making operations in Europe. He has over 26 years of experience in the steel industry, including Head of Marketing, Planning, Dispatching and General Services at Arbed Saarstahl GmbH, General Manager of Saarstahl GmbH, formerly Arbed Saarstahl GmbH, in charge of direct sales and Managing Director of Vertriebsgesellschaft Saarstahl GmbH, Germany.

VIRAL C. VORA, *Director, Shipping*

Mr. Vora joined the company in 1989. He is responsible for the implementation of transportation policy and strategy for the company's raw materials and finished products. He is also responsible for the operation, chartering and management of the company owned/chartered ships. He has over 28 years of experience in the shipping industry and has worked in the areas of chartering, operations and insurance.
Mr. Vora was formerly General Manager, Shipping at Caribbean Ispat Limited. Mr. Vora has a degree in statistics and mathematics.

INDER WALIA, *Director, Human Resources*

Mr. Walia joined the Company in 2000 and is responsible for the development and implementation of human resources strategies for the Company. He has 21 years of experience in human resources positions. He has a post-graduate degree in Human Resources from Tata Institute of Social Sciences, Mumbai, India. He is also an active member of various committees. Mr. Walia has held various positions in human resources at Modi Corp and HCL Hewlett Packard.

BERND WEBERSINKE, *Managing Director, Ispat Walzdraht Hochfeld GmbH and Ispat Stahlewerk Ruhrort GmbH*

Mr. Webersinke has been Managing Director of Ispat Walzdracht Hochfeld GmbH since 1997 and Ispat Stahlewerk Ruhrort GmbH since 1999, and has over 25 years of experience in the steel industry. Prior to his current position, he worked as General Manager in production and maintenance at Ispat Hamburger Stahlwerke GmbH. Mr. Webersinke is a Board Member of Germany's Steel Makers Association (VDEh). He is a metallurgical engineer by profession.

REPORT ON CORPORATE GOVERNANCE

Corporate Governance refers to the system of directing and controlling an organization. Education, technical skills, core competency and a system of effective communication, both internal and external, are the pre-requisites of good governance. While the primary objective of the management of a publicly traded company is to enhance the value of the enterprise, as a good corporate citizen, an enterprise is expected to honor and protect the rights of other stakeholders including the local community. A good corporate governance system must ensure that the enterprise does not fall short in fulfilling this obligation.





Ispat International has been proactive in adopting best practices in governance. The practices on Corporate Governance followed at Ispat International are not materially different from those required by the New York Stock Exchange ('NYSE') or the U.S. Securities and Exchange Commission ('SEC') under the Sarbanes Oxley Act for a U.S. Company. Further, in some areas such as Director's independence; majority of independent Directors, and independent Board Committees Ispat International's practices exceed the expectations of it from the SEC / NYSE as a foreign filer or a controlled Company (the category to which it belongs). As a commitment to our corporate governance process we are providing a report on our corporate governance.

ROLE OF THE BOARD AND MANAGEMENT

Ispat International's business is conducted through operating subsidiaries, which are managed by their Board of Directors and headed by the subsidiary's chief executive officer ('CEO'). The Board of Ispat International N.V. ('The Board') provides the oversight to enhance the value to the stakeholders.

DIRECTOR'S INDEPENDENCE

As per the criteria laid out by Ispat International's Board, directors will be considered "independent" if they do not have a material relationship with the Company.

Ispat International Board consists of nine members, of which five are independent, constituting a majority of the Board. Of the five independent members only one of the members has a relationship with the Company. This relationship is below the threshold laid down by the Board, of less than one percent of the revenues of the firm on which he serves as an executive officer. This member however does not serve on any of the Board Committees.

FUNCTION OF THE BOARD

As per Ispat International's Corporate Governance guidelines adopted in June 2001, the Board of directors shall be responsible for the stewardship of the corporation and should assume responsibility for the adoption of a corporate strategy; monitoring of risk and control, succession planning, including appointing, training and monitoring of senior management; an investor relations program for the corporation; the integrity of the corporation's internal control and management information system; setting of remuneration policy which incorporates appropriate performance hurdles.

QUALIFICATION

Directors should possess the highest personal and professional ethics, integrity, and be committed to representing the interests of the stakeholders. Ispat International's members possess experience in managing large companies and contribute towards the protection of the stakeholder interests in the Company through expertise in their respective fields. All Directors bring an independent judgment to bear on issues of strategy, performance, resources and standards of conduct.





SIZE OF THE BOARD AND SELECTION PROCESS

All directors are subject to election by shareholders (except where the Articles of Association provide otherwise). The names of directors submitted for election or re-election shall be accompanied by sufficient biographical details to enable shareholders to take an informed decision on their election. Ispat International Board consists of nine members, which is considered reasonable given the size of the Company.

BOARD COMMITTEES

The Board has established the following Committees to assist the Board in discharging its responsibilities: (i) Audit; (ii) Remuneration; (iii) Nomination. The Committees have written charters and consist solely of independent directors.

BOARD AGENDA

The items placed before the Board includes among others strategic plans of the enterprise; annual operating plans and budgets and any updates; capital budgets and any updates; quarterly results for the Company and its strategic business units; minutes of Audit Committee and other sub-committee meetings; the information on recruitment and remuneration of senior officers just below the Board level; environment, health and safety related matters; risk management policy of the group and such other matters considered important for the Boards' oversight.

ETHICS AND CONFLICT OF INTEREST

Ethics and conflict of interest are governed by the Code of Business Conduct adopted by the Company. The Code of Business Conduct sets out standards for ethical behavior, which are to be followed by all employees officers and directors in the discharge of their duties. They must always act in the best interests of the Company and must avoid any situation where their personal interests conflict or could conflict with their obligations toward the Company. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive the Company of the time or the scrupulous attention that they need to devote to the performance of their duties. Any behavior that deviates from Ispat International's code of conduct is to be reported to the employee's supervisor, a member of the management, the head of the legal department or the head of the internal audit/assurance department.

SEPARATE MEETING OF NON MANAGEMENT DIRECTORS

The independent non-executive directors regularly schedule meetings without the presence of management.

AUDIT COMMITTEE

CHARTER

1. Purpose

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's system of internal control regarding finance, accounting, legal compliance and ethics that the management and Board have established and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent accountants and internal auditing department.
- Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors.
- Communicate these duties and responsibilities including the parties who are acting on their behalf to the appropriate levels of management.
- The Audit Committee will primarily fulfill these responsibilities by carrying out the activities listed in Section 4 of this Charter.

2. Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. The members of the Committee shall be elected by the Board and unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances require. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of the internal audit department and their independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management to review the Company's financials consistent with 4.3 below.

4. Responsibilities and Duties

To fulfill its responsibilities and duties the Audit Committee shall:

4.1 Documents/ Reports Review

4.1.1 Review and update this Charter periodically, at least annually, as conditions dictate.

4.1.2 Review the organization's annual financial statements.

4.1.3 Review (all or any, which includes significant information) the regular internal reports to management prepared by the internal auditing department and management's response.

4.1.4 Review with the financial management and the independent accountants the SAS 71 interim financial review prior to release of quarterly financial information





and form 20-F prior to its filing.

4.2 Independent Accountants

4.2.1 Approve the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence. The Committee shall be responsible for obtaining annually from the independent accountants, a written statement that their independence has not been impaired.

4.2.2 Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when the circumstances warrant.

4.2.3 Periodically consult with the independent accountants without the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

4.3 Financial Reporting Processes

4.3.1 In consultation with the independent accountants and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

4.3.2 Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

4.3.3 Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

4.4 Internal Assurance and Internal Audit

4.4.1 Consider and review with management the Charter for the Internal Assurance department and its budget and staffing.

4.4.2 Review the plan of the Internal Assurance department, which is to be prioritized based upon the perceived impact and likelihood of business risks and any changes in the planned scope of the Internal Assurance plan.

4.4.3 Consider and review with the management the significant matters arising from the Internal Audits and its reports and the status of actions taken by management.

4.5 Process Improvement

4.5.1 Establish regular and separate systems of reporting to the Audit Committee by each of the management, the independent accountants and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

4.5.2 Following completion of the annual audit, review separately with each of the management, the independent accountants and the internal auditing department, any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

4.5.3 Establish expectations and scope of the internal auditing department regarding value-added services, which can increase shareholder value over and above the usual review of internal controls. Establish, support and communicate that a culture that values objective and critical analysis of management and the internal auditor and open disclosure of issues is a desired state and management should encourage and support such disclosures by word and deed.

4.5.4 Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

4.5.5 Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

4.6 Ethical and Legal Compliance

4.6.1 Review management's monitoring of the Corporation's compliance with the organization's Ethical Code and ensure that management has the proper review system in place to ensure that Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public, satisfy legal requirements.

4.6.2 Review activities, organizational structure and qualifications of the internal auditing department.

4.6.3 Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

4.6.4 Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

4.6.5 Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

AUDIT COMMITTEE MEMBERS

The Audit Committee consists of three Board Members: Mr. Narayanan Vaghul, Mr. Muni Krishna T Reddy and Ambassador Andrés Rozental, all of whom are independent. The Chairman of the Audit Committee is Mr. Narayanan Vaghul, who has significant financial experience and expertise and is the Chairman of ICICI Bank, a company which is listed on the NYSE and Mumbai Stock Exchange. Both Mr. Muni Krishna T Reddy and Ambassador Andrés Rozental have considerable experience in managing company affairs.

AUDIT COMMITTEE MEETINGS

The Audit Committee of the Company met eight times during the year. Of this, four were physical meetings and had four teleconference meetings.

PROCESS FOR HANDLING COMPLAINTS ABOUT ACCOUNTING MATTERS

As part of the Board's procedure for receiving and handling complaints or concerns about the company's financial accounting internal control and auditing issues, Ispat International's Code of Business Conduct requires all employees to bring any issues or complaints they may have to the Audit Committee's attention.





REMUNERATION COMMITTEE

Charter and Meetings

The Remuneration Committee is comprised of three independent directors. The purpose of having a Remuneration Committee consisting exclusively of directors who are independent of management is to have members who are free of any business or other relationship which could interfere with the exercise of their independent judgment.

The Board has established the Remuneration Committee to determine on their behalf and on behalf of the shareholders within agreed terms of reference, the Company framework of remuneration and compensations including stock options for executive directors, the CFO, CEO's of principal operating subsidiaries and designated senior officers at the corporate level. The Remuneration Committee is required to meet at least twice a year.

Remuneration Committee Members

The Remuneration Committee consists of three Board Members, Mr. Narayanan Vaghul, Ambassador Andrés Rozental and Mr. René Lopez, all of whom are independent. The Committee elects its chair.

Remuneration Principles

The Committee believes that its principal responsibility in compensating executives is to encouraged and reward performance that will lead to long-term enhancement of shareholder value. The Committee reviews the remuneration of executive members on the Board, CFO, CEO's of operating subsidiaries and designated senior officers at the corporate level.

Stock Option Plan

The Company's Global Stock Option Plan ('the Plan'), was adopted at the meeting of the Board held on September 15, 1999 and has a duration of ten years. Under the Plan, Eligible Employees (senior management of the Company or any of its Affiliates) may be awarded options to purchase stock in the Company (or equivalent stock appreciation rights at an exercise price not less than the fair market value of the shares of the Company at the date of award. Awards vest in three installments on each of the first, second and third anniversary of the date of grant (or earlier on the termination of employment due to death, disability or retirement) and are exercisable within ten years of grant (or until the date of earlier termination of employment for some other reason). The maximum number of shares of common stock available with respect to all the awards under the plan is currently six million in the aggregate.

With an intent to follow best practices on Corporate Governance, the stock option plan of the Company was approved by the shareholders at a general meeting held on 11th October 2002.

NOMINATION COMMITTEE

Charter and Meetings

Ispat has a Nomination Committee comprising exclusively of three independent directors. The Committee elects its Chairman and Members of the Committee are appointed and can be removed by the Board of directors. The Nomination Committee is required to meet at least twice every year.

Nomination Committee Members

The Nomination Committee consists of three Board members, Mr. Narayanan Vaghul, Mr. Muni Krishna T Reddy and Ambassador Andres Rozental, all of who are independent. Ambassador Andrés Rozental is the Chairman of the Nomination Committee.

Function of the Nomination Committee

The Nomination Committee will at the request of the Board, consider any appointment or reappointment to the Board. It will provide advice and recommendations to the Board on such appointment. The Committee is also responsible for developing, monitoring and reviewing Corporate Governance principles applicable to the Company.

INTERNAL ASSURANCE / INTERNAL AUDIT

The Company has an Internal Audit function. The function is under the responsibility of the Director – Internal Assurance, who reports to the Audit Committee, consisting exclusively of independent directors. The function is staffed by full time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control processes, raised by the Internal Assurance function and their implementation are regularly reviewed by the Audit Committee.

EXTERNAL AUDITORS' INDEPENDENCE

The appointment and determination of fees of the external auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining annually a written statement from the external auditors that their independence has not been impaired. The external auditors have informed the Company of their intention to rotate their lead and engagement partners in line with the new requirements. The responsibility of approving non-audit services by the external auditors has been delegated by the Audit Committee to the Chairman of the Audit Committee. Non-audit services which fall in the prohibited category are not provided by the external auditors. During the year the Audit Committee carried out a review of former employees of the external auditors employed by the Company and concluded, based on this review, that no such former employee was in a position of significant oversight.



HUMAN RESOURCE DEVELOPMENT

World-class
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we have been work
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Ispat International introduced a Global Executive Development Process for its managers in 1999. The idea behind this is to build up and develop our existing cadre of motivated and integrated global leaders. This approach for enhancing the skill sets of managers will help to facilitate the development of excellence. Under this new initiative, management and executive employees will be offered a range of learning opportunities and efficient, effective cross-border techniques, to enable them to achieve their maximum potential. In conjunction with this plan, initiatives are in place to benchmark performance against Company and other external standards and to improve Ispat International's competitive position in the global market place.

Ispat International follows a performance-linked remuneration structure and hands-on performance management system. We continuously identify, develop and use competencies through a multi-skilling discipline directed towards improved productivity. We are also presently engaged in an exercise to map leadership competencies across the organization so that successive tiers of leaders can be identified and developed at every level. This 'competency mapping' exercise involves profiling around 200 high potential managers to develop a basis for matching opportunities within the Company with individuals' strengths and weaknesses and identifying specific areas for their development. Further Leadership Development in the form of Senior Management Programs at leading Business Schools will follow this process.

To retain these values, Ispat International runs a Global Stock Option plan, introduced in 1999, for senior management. It has been the endeavor of the organization to progressively increase the number of employees covered by this Plan. This not only increases employee involvement in the financial ownership of the Company, but also encourages employees to think on an increasingly global basis and focus on innovative solutions to integrate the Company's subsidiaries and maximize synergies. This reinforces the entrepreneurial spirit amongst our senior managers as they strive to find creative solutions to their day-to-day challenges.

The Company's ongoing Knowledge Integration Program ('KIP'), which is being strengthened and improved every year both in terms of the knowledge base and the knowledge exchange process, is an integral part of the drive towards operational excellence. In October 2002, the Company held its first-ever international convention of approximately 100 of its senior-most managers at Bath, England. This important meeting, where managers discussed a wide range of strategic business issues, helped formalize the organization-wide KIP.

Overall, these initiatives provide a mechanism for continuously identifying, motivating and developing globally talented entrepreneurial managers. It offers leadership development through opportunities for professional and personal development, with succession linked career development plans. All of these initiatives being pursued are firmly focused on achieving the core Company objectives of productivity gains, cost reduction and continuous improvement.

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

SUMMARY FINANCIAL INFORMATION

(Millions of U.S. Dollars, except share data)

The following table presents selected consolidated financial information of the Company for each of the periods indicated. This data should be read in conjunction with the consolidated financial statements of the Company included in this Annual Report, which have been prepared on the basis of generally accepted accounting principles in the United States.

	Years Ended December 31,				
	1998	1999	2000	2001	2002
STATEMENT OF INCOME DATA					
Sales[1]	$ 3,492	$ 4,898	$ 5,343	$ 4,486	$ 4,889
Cost of sales (exclusive of depreciation)[1]	2,871	4,270	4,670	4,273	4,356
Gross profit (before deducting depreciation)	621	628	673	213	533
Gross margin	17.8%	12.8%	12.6%	4.7%	10.9%
Depreciation	91	164	177	177	177
Selling, general and administrative expenses	126	156	181	155	152
Other operating expenses	–	–	–	75	62
Operating income	404	308	315	(194)	142
Operating margin	11.6%	6.3%	5.9%	(4.3%)	2.9%
Other income (expenses) - net	–	15	23	13	14
Financing costs:					
Net interest expense	(132)	(184)	(216)	(228)	(203)
Net gain (loss) from foreign exchange and monetary position	16	(11)	–	(9)	23
Income (loss) before taxes	288	128	122	(418)	(24)
Net income (loss)	237	85	99	(312)	49
Basic and diluted earnings per common share	1.93	0.71	0.82	(2.58)	0.40
Cash dividends per common share[2]	$ 0.15	$ 0.15	$ 0.15	$ –	$ –
BALANCE SHEET DATA					
Cash and cash equivalents, including short-term investments	$ 525	$ 317	$ 292	$ 85	$ 77
Property, plant and equipment - net	3,179	3,333	3,299	3,109	3,035
Total assets	5,927	5,966	5,978	5,313	5,512
Payable to banks and current portion of long-term debt	549	457	391	338	262
Long-term debt	2,400	2,184	2,124	2,041	2,022
Shareholders' equity	801	854	884	338	128
OTHER DATA					
Net cash provided by operating activities	$ 253	$ 599	$ 381	$ 40	$ 168
Net cash used in investing activities	(1,474)	(184)	(195)	(48)	(80)
Net cash provided (used) by financing activities	987	(432)	(139)	(123)	(101)
Total production of DRI (thousand of tonnes)	6,292	6,353	6,872	4,918	5,893
Total shipments of steel products (thousand of tons)	10,792	15,430	16,356	14,118	15,037

1 In 2001, the Company adopted EITF 00-10 (issued by the FASB Emerging Issues Task Force) which requires the inclusion of all shipping and handling costs billed to customers in the Sales figure as well as in Cost of Sales. The Company accordingly recast prior period numbers for 1999 and 2000 to reflect the same. In the above Table, the Sales and Cost of Sales numbers for 1998 are based on the treatment used prior to the adoption of EITF 00-10 wherein Sales are net of freight and handling costs; and Sales and Cost of Sales numbers for 1999, 2000, 2001 and 2002 are based on the EITF 00-10 methodology. The application of EITF 00-10 does not affect earnings, as it only involves inclusion of shipping and handling costs in both Sales and Cost of Sales.

2 Cash dividends are presented on cash basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The summary consolidated financial and other information, including the accounts of Ispat International N.V. and its majority owned subsidiaries has been prepared in accordance with accounting standards generally accepted in the United States of America ('U.S. GAAP'). The consolidated financial statements and other information for 2001 include results of Irish Ispat Limited for the first three months[1]. All material inter-company balances and transactions have been eliminated. Total shipments of steel products include inter-company shipments.

The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe' or 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope and SMR.

All references to 'Sales' include freight and handling costs and fees as per EITF Issue No. 00-10.
All references to 'Net Sales' exclude freight and handling costs and fees.

The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking-forward beyond 2002 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

YEAR 2002 COMPARED WITH YEAR 2001

OVERVIEW AND SUMMARY

Ispat International is one of the world's largest steel producers, with major steelmaking operations in the Unites States, Canada, Mexico, Trinidad and Tobago, Germany and France. The Company produces a broad range of coated, cold rolled and hot rolled carbon steel products, bars and wire rods and semi-finished steel products in the form of slabs, blooms and billets. In addition, the Company is also the world's largest producer and consumer of DRI and is also in the merchant DRI business. In 2002, Ispat International shipped 15 million tons of high-quality steel products to customers in about eighty-five countries, predominantly – over 90% of sales revenue – in participating countries of NAFTA (North American Free Trade Agreement) and the European Union.

The steel industry is highly cyclical in nature. Steel markets recently have been experiencing larger and more pronounced cyclical fluctuations. This trend, combined with the upward pressure on costs of key inputs namely metallics and energy, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and good financial performance in this increasingly challenging scenario are product differentiation, customer service, cost reduction and cash

(1) On June 15, 2001, the Company announced the shutdown of its steel making operations in Ireland and the calling of a creditors' meeting for the appointment of a liquidator. Consequently, beginning in the second quarter of 2001, the results of Irish Ispat Limited have not been consolidated.


PROFIT

management. Ispat International has always pursued, and continues to pursue, these drivers as core elements of its operating philosophy.

2002 was a turnaround year for the global steel industry, coming after what was arguably the worst year in recent history. The section 201 trade rulings by the U.S. Government, combined with certain emerging shifts in the global demand-supply situation for steel, helped generate improvements in steel demand and pricing, benefiting those steel companies that had suitably positioned themselves.

Ispat International experienced the benefits from the market improvements in 2002, starting from the second quarter. Increased sales volumes and selling prices were realized, along with a better product mix. There were, however, increases in some of the major cost items, mainly metallics and transportation. The Company continued its cost reduction efforts and these helped mitigate to some extent the increases in uncontrollable costs. Approximately $125 million of cost savings were achieved during the year.

In 2002, Ispat International's sales volumes and selling prices increased by 7% and 6% respectively compared to 2001. Operating income in 2002 was $142 million as compared to an operating loss of $194 million in 2001. Net income for 2002 was $49 million as against net loss of $312 million for 2001.

CRITICAL ACCOUNTING POLICIES

The information on and analysis of the Company's operational results and financial condition are based on figures contained in the Company's financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires the Company management to make judgments in relation to certain estimates and assumption used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, the Company believes that the possibility of material differences between two periods is considerably reduced by being consistent in the application of such judgments.

The accounting policies that the Company considers critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Impairment of Long Lived Assets:

Statement of Financial Accounting Standards (SFAS) No. 144 requires companies to write down the carrying value of long lived assets including investments where their value has been permanently impaired due to technological or economic reasons. The Company applied this accounting standard in relation to its 2002 financial statements and concluded that no significant impairment provisions were necessary except in two items as below:

(i) the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million, following the Company's assessment that these facilities, which were idled in the fourth quarter of 2001, were unlikely to be restarted; (ii) the Company also recognized $39 million towards the write-off of investments in the Empire Mine. (Reference is made to the Section on One Time Items)

Deferred Tax Assets:

The Company charges tax expenses or accounts for tax credits based on the differences between the financial statement amounts and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forward. The Company annually reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected earnings. It takes an appropriate valuation allowance where it appears more likely than not, based on these projections, that the deferred tax assets will not be realized. The Company expects that it is more likely than not that the deferred tax assets of $476 million will be fully realized.

Provisions for Pensions and Other Post Employment Benefits (SFAS 87 and 106):

The Company's operating subsidiaries have different types of pension plans for their employees. Likewise, most of the subsidiaries in North America also offer post employment benefits, primarily post employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset in the Balance Sheet is based on a number of assumptions and factors such as the discount rate, expected wage increases, expected return on plan assets, future health-care cost trends or market value of the underlying assets. Changes in any of these assumptions or market values, particularly in the case of the U.S. and Canadian subsidiaries, could have a material impact on the associated liabilities. In 2002, the combined effects of declining market value of underlying pension assets and a reduction in the discount rate from 7.5% to 7.1%. resulted in an after tax charge of $273 million to Other Comprehensive Income. This is a non-cash charge and is reversible if the market value of pension fund assets at a future evaluation date goes up.

RESULTS OF OPERATIONS

Revenue:

Sales increased by 9% from $4,486 million to $4,889 million in 2002. Total steel shipments increased by 7% from 14.1 million tons to 15.0 million tons. Net Sales[2] also went up during the same period from $4,278 million to $4,646 million, an increase of 9%.

The Company uses net sales numbers for managing its business. All the analyzes presented here onwards are based on net sales numbers.

All the North American subsidiaries achieved improvements both in volume and average selling prices due to general improvements in the market conditions. At Ispat Europe, net sales in U.S. Dollars were higher due to appreciation of Euro by 6% during the same period whereas steel shipments remained flat and average selling prices in Euros were marginally lower.

(2) Net Sales exclude freight and handling costs and fees charged to customers. Sales for the years 2002, 2001 and 2000 included an amount (in million) of $243, $208 and $246 respectively for freight and handling costs and fees billed to customers.

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following table gives a summary of key sales numbers:

Subsidiary	Net Sales[3]		Changes in		
	2002 $Million	2001 $Million	Net Sales %	Shipments %	Selling prices %
Ispat Inland	2,223	2,012	11	6	5
Ispat Mexicana	649	470	38	18	18
Ispat Sidbec	534	463	15	7	7
Caribbean Ispat – Steel	183	156	17	13	3
Caribbean Ispat – DRI	138	128	8	1	7
Ispat Europe Group	1,129	1,070	5	1	(1)[4]

At Ispat Inland, the 5% increase in selling prices was primarily due to an improvement in the spot market prices and certain contract sales, that were negotiated in the second half of 2002 as well as better product mix.

At Ispat Mexicana, shipments increased by 18% in spite of loss of production in the fourth quarter of 2002 caused by Natural Gas supply disruption following an explosion at the supplier's premises. Additionally, there was a 18% increase in selling prices primarily due to improved market conditions for slabs, mainly in the U.S. market, helped in part by the favorable Section 201 trade ruling.

At Ispat Sidbec, the 7% increase in shipments and the 7% increase in selling prices were primarily due to general improvement in North American market environment following the Section 201 ruling in the United States.

At Caribbean Ispat, steel shipments in 2002 were higher by 13% as compared to 2001. This, however, was primarily due to the fact that shipments in 2001 were partly impacted by the caster project implementation in the fourth quarter. DRI shipments were marginally higher in spite of being negatively impacted by non-availability of ships due to the prolonged general strike in Venezuela in the fourth quarter of 2002. This impact was offset in part by higher selling prices primarily due to better market conditions.

At Ispat Europe, net sales in U.S. Dollar were higher due to appreciation of Euro by 6% during the same period whereas steel shipments remained flat and average selling prices in Euro were marginally lower.

Cost:

The Company's focus on cost reductions continued in 2002, resulting in cost savings of $125 million. However, there were increases in the prices of key metallic inputs such as iron ore and scrap, resulting in a lower net cost reduction.

At Ispat Inland, costs were lower excluding the negative impact of $62 million from two one-time items as discussed later. This was due to the benefits of ongoing cost saving efforts offset in part by increased prices of metallics.

At Ispat Mexicana, costs were marginally lower due to increased production offset in part by higher metallic prices.

At Ispat Sidbec, cost increased primarily due to increased cost of metallic inputs offset in part by better raw material input mix and ongoing cost reduction effort.

At Caribbean Ispat, cost of steel decreased primarily due to increased production as against the previous year. DRI cost decreased mainly due to better ore mix offset in part by higher costs.

At Ispat Europe, costs continued to be negatively impacted by increases in the prices of scrap. Other increases include wage increases as per collective agreements. These cost increases were partly mitigated by ongoing cost saving efforts.

The selling, general and administrative expenses were marginally lower, in spite of higher levels of operations.

Research and development costs are not significant and are expensed as incurred.

(3) Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments.

(4) For Ispat Europe Group the percentage change is based on Euro selling prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Gross Profit and Operating Income:

The Company improved in both gross profit[5] (sales less cost of sales, exclusive of depreciation) and operating income as a result of continuous cost reduction efforts as well as marginal increase in selling prices. Gross profit increased by 150% from $213 million to $533 million. There was an operating income of $142 million in 2002 as compared with an operating loss of $194 million in 2001.

The gross profit margin (gross profit as a % of net sales) improved from 5.0% to 11.5%, mainly due to improvements at the North American subsidiaries offset in part by reduction in Ispat Europe Group. The operating margin (operating income as a % of net sales) was positive at 3.0% as against negative at 4.5% in 2001.

The comparative numbers of gross profit margin at the Company's operating subsidiaries were as follows:

Subsidiary	Gross Profit Margin (%)	
	2002	2001
Ispat Inland	10.0	0.5
Ispat Mexicana	14.9	3.7
Ispat Sidbec	13.9	9.0
Caribbean Ispat	13.8	4.7
Ispat Europe Group	10.0	11.3

Comparative numbers of operating income and operating margin at the Company's operating subsidiaries were as follows:

Subsidiary	Operating Income $Million		Operating Margin (%)	
	2002	2001	2002	2001
Ispat Inland	33[6]	(127)[7]	1.5	(6.3)
Ispat Mexicana	61	(18)	9.4	(3.8)
Ispat Sidbec	41	5	7.7	1.1
Caribbean Ispat	18	(11)	5.6	(3.8)
Ispat Europe Group	31	38	2.7	3.6

Other operating expenses during the year were $62 million as against $75 million in the previous year. (Reference is made to the Section on One-Time Items)

Financing Costs:

Net interest expense (interest expenses less interest income) was $203 million in 2002 compared to $228 million in 2001. The decrease in interest expense was primarily due to the following reasons:

(i) Interest expense in the fourth quarter of 2001 was higher due to inclusion of non-cash expenses of $15 million in accordance with SFAS No. 133, from marking to market value, in an interest hedge contract,

(ii) Savings in interest cost on floating rate debt due to a fall in LIBOR, and

(iii) Reduction of debt.

This decrease was offset in part by debt restructuring costs at Ispat Mexicana.

Impact of Exchange Rate Movements:

The Company uses U.S. Dollars as its reporting currency and has major steel manufacturing operations in six countries, including the United States. Movements in the exchange rates of the currencies of the countries in which it has operations versus the U.S. Dollar could normally be expected to have an impact on the earnings of the Company. Such exchange rate movements, however, affect both revenues and costs. At the Company's Canadian, European and Trinidadian subsidiaries the net impact of exchange rate movements is not significant. At the Mexican subsidiary, exchange rate movements have an impact on earnings arising from (a) translation of certain Peso denominated liabilities, primarily deferred tax, (b) the impact on local currency cost items and (c) tax credits or expense arising from translation of the U.S. denominated monetary liabilities. In 2002, there was a gain from foreign exchange of $23 million and a Deferred Tax Credit of $56 million.

(5) Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

(6) After write down of $62 million towards Empire Mine and 2A Bloomer and 21" Bar Mill.

(7) After including $38 million towards certain one-time items. Refer to the section below.

ONE-TIME ITEMS: (EXPENSE) INCOME

The Company recorded the following one-time items ($ Million):

Item Description	2002	2001	Included in
Slab reheating furnace start-up costs		(28)	Cost of sales
Workforce restructuring provision		(18)	Cost of sales
Credit for settlement of lawsuit		8	Cost of sales
Write down in value of e-commerce software		(17)	Other operating expenses
Impairment loss on oceangoing vessels		(22)	Other operating expenses
Provision for arbitration related to scrap supply contract		(19)	Other operating expenses
Irish Ispat Closure		(17)	Other operating expenses
Write-off of investments in e-commerce activities		(19)	Other income / (expense)
Write-down of 2A Bloomer and 21" Bar Mill	(23)		Other operating expenses
Write-down in investments of Empire Mine	(39)		Other operating expenses
Gain on sale of assets by pipe making subsidiary in Mexico	7		Other income / (expense)

During 2002, the Company recognized impairment of its idled 2A Bloomer and 21" Bar Mill at Ispat Inland, resulting in an asset write-off of $23 million. In the case of the 2A Bloomer, Ispat Inland conducted a FAS 144 impairment test based on the comparative costs of the two alternatives of (a) using the Bloomer to produce billets and purchase additional slabs and (b) idle the Bloomer and purchase billets instead. It was determined following the above comparative evaluation and based on current and expected market conditions for semi-finished steel, that it would not be economical to operate the 2A Bloomer.

In the case of the 21" Bar Mill, Ispat Inland took into account the fact that, arising from recent developments in the market, its competitive position has been adversely affected. Ispat Inland determined, considering this and other factors, that the continued operation of the 21" Bar Mill will not generate positive long-term cash flow.

Ispat Inland also recognized the write-off of its investment in the Empire Mine. The amount of the write-off was $39 million. The write off was based on the determination, following a FAS 144 impairment test, which was performed taking into account the negative and deteriorating financial performance over the last two years as well as the terms of the recently concluded sale of part of its interest in the Mine, that its investment in the Mine was impaired and the fair value of the investment was $1.

Ispat Mexicana recorded a gain of $7 million, representing its share of the profit arising from the sale of assets of its 51% owned pipe making subsidiary.

During 2002, the U.S. Operating Subsidiary purchased $39 million bonds at discounts from face value. As a result of these early redemptions, the U.S. Operating Subsidiary recognized an extraordinary gain of $30 million. This gain after tax was $19 million.

Income Tax:

The Company recorded a current tax expense of $18 million ($8 million in 2001) in 2002 primarily due to inclusion of certain tax payments at Imexsa arising as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime.

There was deferred tax benefit of $72 million in 2002 (benefit of $114 million in 2001). The deferred tax benefit was

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

primarily due to the exchange loss on the U.S. Dollar denominated net monetary liabilities arising from depreciation of the currency during the year in Mexico as well as losses at Ispat Inland due to non-cash write-down as discussed above.

Net Income:

There was a net income of $49 million in 2002 compared to a net loss of $312 million in 2001 due to the reasons discussed before. The 2002 net income included an extraordinary gain of $19 million after tax arising out of repurchase of debt at a discount at Ispat Inland as mentioned before.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash generated from its operations and various working capital credit lines at its operating subsidiaries.

In 2002, the Company generated $168 million of cash from its operating activities as compared with $40 million during 2001. Since volumes of operations and sales were higher than the last year, particularly in the fourth quarter, inventory levels were higher, but net working capital (defined as Accounts Receivable Plus Inventories Plus Other Current Assets Minus Trade Accounts Payable Minus Accrued Expenses) was maintained at approximately the same level as last year.



Capital expenditure during 2002 was $108 million compared to $97 million in 2001. Capital expenditure during the year included partial reline of Blast Furnace #5 at Ispat Inland at a cost of approximately $17 million. The Company also incurred $13 million for the preparatory work for reline of Blast Furnace #7 and completion of a Bar Mill upgrade (Kocks Block) at Ispat Unimetal at a cost of $4 million.

At December 31, 2002 the Company's cash and cash equivalents were $77 million ($85 million at December 31, 2001). In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities, of $308 million ($354 million at December 31, 2001). The following table gives the details of working capital credit facilities at various units:

($ Millions)

Subsidiary	Limit		Utilization		Availability[8]	
	2002	2001	2002	2001	2002	2001
Ispat Inland	294	305	234	202	60	103
Ispat Sidbec	111	105	13	13	98	92
Caribbean Ispat	57	81	57	81	–	–
Ispat Europe	66	87	41	31	25	56

OFF BALANCE SHEET FACILITIES *(Refer to Note 18 to the Financial Statements)*

In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to receivables factoring and securitization facilities as per the following details:

($ Millions)

Subsidiary	Limit		Utilization		Availability[8]	
	2002	2001	2002	2001	2002	2001
Ispat Europe Receivables (factoring and securitization)	257	213	132	110	125	103

DEBT *(Refer to Note 8 to the Financial Statements)*

The Company's total external debt – both long and short term, was $2,284 million. The corresponding amount as at December 31, 2001 was $2,379 million. The following table gives details:

($ Millions)

Subsidiary	Long-Term Debt ('LTD')		Payable to Bank		Current portion of LTD		Total Debt	
	2002	2001	2002	2001	2002	2001	2002	2001
Ispat Inland	1,086	1,093	9	23	7	7	1,102	1,123
Ispat Mexicana	428	377	–	–	15	124	443	501
Ispat Sidbec	236	295	13	13	54	18	303	326
Caribbean Ispat	106	135	57	81	29	26	192	242
Ispat Europe[9]	131	120	41	31	4	–	176	151

Most of the debt is secured by liens on specified assets of the relevant subsidiary and carry interest rates at varying levels based on a combination of fixed and variable interest rates. The details are given in Note 8 of the Financial Statements. Most of the loan agreements require our subsidiaries to comply with certain financial and other covenants. At December 31, 2002, all our subsidiaries were in compliance with all such covenants.

Approximately $1.6 billion of the above debt is guaranteed by Ispat International.

The Company has been able to decrease its total debt at all

(8) Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

(9) Debt at Ispat Europe has gone up primarily because of the appreciation of Euro.

its operating subsidiaries. At Ispat Europe Group, although Long-Term Debt was reduced during the year by € 10 million, the translation effect arising from the strengthening of Euro against the U.S. Dollar by 19% caused the Long-Term Debt in the U.S. Dollar to increase by $11 million.

Debt repayments during the year were $105 million.

The Company has scheduled amortizations of debt in the year 2003 of $125 million. The Company plans to accelerate debt reduction by using all surplus cash generated towards debt repayment.

The Company expects its liquidity to improve in 2003. The improvement is expected to come mainly from cash generated by operations and working capital reduction. Overall liquidity in 2003 is expected to be adequate to meet the needs of the business, to finance capital expenditure (expected to be approximately $180 million), meet the scheduled amortization of debt (approximately $125 million) and increase cash balance. As stated earlier, the Company plans to use all such surplus cash to repay debt.

The main sources of the improvements in cash generated by operations are higher average selling prices of its products, higher shipments and cost savings from its ongoing cost reduction program (offset partly by expected increases in certain key cost items). However, the expected improvements in liquidity are not entirely dependent on higher prices and cost reductions. If average selling prices and cost levels were to stay at the same levels as in the fourth quarter of 2002, the Company's overall liquidity would still be adequate to take care of working capital needs of the business, capital expenditure as planned and scheduled amortization of debt. In such an event, the impact will be only on cash availability to repay debt over and above the scheduled amortizations.

The major item of capital expenditure for 2003 is the reline of Blast Furnace #7 at Ispat Inland, at an estimated cost of $85 million (in addition to $13 million already spent on this project in 2002).

In July 2003, the Letter of Credit for $160 million provided to the Pension Benefit Guarantee Corporation ('PBGC') by the Company's U.S. subsidiary will expire. In addition, the guarantee for $50 million provided to PBGC by Ryerson Tull Inc., will also expire in the same month.

Out of the $308 million undrawn capacity available at December 31, 2002, $57 million at Caribbean Ispat consisted of uncommitted (on demand) lines, while all the rest consisted of committed lines.

Shareholders' Equity:

As a result of changes in the market value of pension assets and key assumptions used in estimating pension cost and liability, the Company's U.S. and Canadian subsidiaries recorded additional minimum pension liability. This adjustment was recorded in Other Comprehensive Income ('OCI') and the amount was approximately $273 million net of income tax. The Shareholders' Equity reduced from $338 million at December 31, 2001 to $128 million at December 31, 2002. Out of the above OCI adjustment of $273 million, Ispat Inland recorded a $251 million Additional Minimum Pension Liability due to the combined effects of declining equity market performance and a reduction in the discount rate from 7.5% to 7.1%.

Treasury stock movements:

During the year 2002, the Company sold 2,117,781 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $5 million. Also, the Company bought back 139,200 of its shares from the open market during the year at an average consideration of $2.25 per share under a share buy-back program announced by the Company on October 28, 2002.

RECENT DEVELOPMENTS

During the year, the Company's U.S. subsidiary took the strategic decision to divest its participation in the Empire Mine partnership and change the relationship to a purely commercial one. Recently, Ispat Inland entered into an agreement effective December 31, 2002 with Cleveland Cliffs, the other partner in the Mine, as per which Ispat Inland immediately reduced its participation in the partnership from 40% to 21% by selling 19% to Cleveland Cliffs for $1 plus the assumption of all liabilities associated with that ownership interest. Ispat Inland also has an option under the agreement to sell its remaining 21% interest for $1 on or after December 31, 2007. Separately, Ispat Inland entered into a 12 year Purchase agreement with Cleveland Cliffs to purchase its Blast Furnaces' pellet requirements in excess of the pellets provided from its remaining interest in the Empire Mine and pellets





produced from its Minorca Mine. The price is based on an agreed methodology and is fixed for 2003 and 2004 and adjusted thereafter based on a formula.

In the fall of 2002, a number of wire producers in Europe became the subject of an investigation by the European Commission into alleged infringements of provisions of the EC Treaty concerning anti-competitive practices. Certain of the Company's downstream subsidiaries in Europe, namely Trefileurope S.A. and two others, were amongst companies included in this investigation. The investigation relates to marketing of prestressed concrete steel products in the European Union. To date, the European Commission has conducted on-site investigations and has issued a request for information with which the Company's concerned subsidiaries have complied; and they are cooperating fully with the European Commission in this investigation. At present, the investigations are still in progress and therefore the ultimate outcome and materiality of these proceedings cannot presently be determined. Since the Company acquired these subsidiaries only in July 1999, most of the alleged anti-competitive activities would have taken place prior to the acquisition. The Company has notified the previous owners of these developments and informed them that they would be liable for any possible consequences arising from these investigations.

During the year the Company's 51% owned pipe-making subsidiary in Mexico, Productura Mexicana de Tuberia, concluded the sale of substantially all of its production assets for a total consideration of $17.5 million. The Company recorded a gain of $6.8 million representing its share of the profit from this transaction.

OUTLOOK FOR 2003

The Company looks forward to 2003 with optimism. However, the prevailing uncertainties in the global political and economic environment cannot be ignored. Any protracted instability caused by military conflict or other developments could have an adverse effect on the Company, and could significantly alter the outlook.

The Company expects to benefit from improvements in the prices of its products, both spot and contract. At the same time, costs are also likely to increase, coming mainly from increases in the prices of metallics, energy and transportation. With modest increases in volume and continuing cost reduction efforts, the Company expects to achieve higher levels of operating and net income. Ispat International will continue its efforts to realize the strategic advantages of being an integrated mini-mill in the emerging situation in the metallics markets.

The challenges for 2003 include the successful reline and improvement of Blast Furnace #7 at Ispat Inland and the need to improve the performance of Ispat Unimetal. Debt reduction will be a priority area and this objective will be pursued by improving cash generation and cash management, and by applying all surplus cash to reduce debt.



Financial Statements

Contents

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ISPAT INTERNATIONAL N.V.

We have audited the accompanying consolidated balance sheets of Ispat International N.V. and subsidiaries at December 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in millions of U.S. Dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the combined financial statements of the Ispat Hamburg Group of Companies and the financial statements of Caribbean Ispat Limited at December 31, 2002 and for each of the three years in the period ended December 31, 2002. We also did not audit the consolidated financial statements of Ispat Unimetal S.A. as of December 31, 2001 and for the year ended December 31, 2001. In addition, we did not audit the consolidated financial statements of Trefileurope S.A. as of December 31, 2000 and for the year ended December 31, 2000. Each of the aforementioned companies is a consolidated subsidiary of the Company. The financial statements for these subsidiaries reflect total assets constituting 18% and 13%, respectively, of consolidated total assets at December 31, 2001 and 2002, and total sales constituting 15%, 25% and 14%, respectively, of consolidated total sales for the years ended December 31, 2000, 2001 and 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2001 and 2002, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

Deloitte & Touche
Accountants
Rotterdam, the Netherlands
February 17, 2003

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2002
	(Millions of U.S. Dollars, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 85	$ 77
Trade accounts receivable, net of allowance for doubtful accounts of $31 at December 31, 2001 and $41 at December 31, 2002	451	529
Inventories (Note 3)	805	873
Prepaid expenses and other	65	95
Deferred tax assets (Note 12)	37	38
Total Current Assets	1,443	1,612
Property, Plant and Equipment - net (Note 4)	3,109	3,035
Investments in Affiliates and Joint Ventures (Note 5)	299	257
Deferred Tax Assets (Note 12)	273	438
Intangible Pension Assets (Note 11)	83	84
Other Assets	106	86
Total Assets	$ 5,313	$ 5,512
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Payable to banks and current portion of long-term debt (Note 7)	$ 338	$ 262
Trade accounts payable	540	607
Accrued expenses and other liabilities	303	377
Deferred tax liabilities (Note 12)	28	28
Total Current Liabilities	1,209	1,274
Long-Term Debt (Notes 8 and 9)	2,041	2,022
Deferred Tax Liabilities (Note 12)	134	69
Deferred Employee Benefits (Note 11)	1,493	1,881
Other Long-Term Obligations	98	138
Total Liabilities	4,975	5,384
Commitments and Contingencies (Notes 15 and 16)		
Shareholders' Equity (Note 10)		
Common Shares:		
Class A shares, € 0.01 par value per share, 500,000,000 shares authorized, 54,850,000 shares issued and 51,735,794 and 49,757,213 outstanding at December 31, 2002 and 2001 respectively		
Class B shares, € 0.10 par value per share, 72,150,000 shares authorized, 72,150,000 shares issued and outstanding	7	7
Additional Paid-in Capital	480	484
Retained Earnings	92	141
Cumulative Other Comprehensive Income	(241)	(504)
Total Shareholders' Equity	338	128
Total Liabilities and Shareholders' Equity	$ 5,313	$ 5,512

See notes to the consolidated financial statements



CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2000	2001	2002
	(Millions of U.S. Dollars, except share and per share data)		
Sales	$ 5,343	$ 4,486	$ 4,889
COSTS AND EXPENSES:			
Cost of sales (exclusive of depreciation shown separately below)	4,670	4,273	4,356
Depreciation	177	177	177
Selling, general and administrative	181	155	152
Other operating expenses (Note 13)	–	75	62
	5,028	4,680	4,747
Operating income (loss)	315	(194)	142
Other income (expense) - net	23	13	14
FINANCING COSTS:			
Interest expense-net of capitalized interest of $2 in 2000, $2 in 2001 and $1 in 2002.	(241)	(242)	(208)
Interest income	25	14	5
Net gain (loss) from foreign exchange	–	(9)	23
	(216)	(237)	(180)
Income (loss) before taxes	122	(418)	(24)
INCOME TAX EXPENSE (BENEFIT): (Note 12)			
Current	20	8	18
Deferred	3	(114)	(72)
	23	(106)	(54)
Net income (loss) from continuing operations	99	(312)	30
Extraordinary gain on repurchase of debt, net of tax (Note 8)	–	–	19
Net income (loss)	$ 99	$ (312)	$ 49
Basic and diluted earnings per common share from continuing operations	$ 0.82	$ (2.58)	$ 0.24
Basic and diluted extraordinary earnings per common share	–	–	0.16
Basic and diluted earnings per common share	0.82	(2.58)	0.40
Weighted average common share outstanding (in millions)	120	121	123

See notes to the consolidated financial statements

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2000	2001 (Millions of U.S. Dollars)	2002
Net income (loss)	$ 99	$ (312)	$ 49
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Foreign currency translation adjustment - net of income taxes of $6 in 2000, $2 in 2001 and $2 in 2002	(21)	(20)	6
Minimum pension liability adjustment - net of income taxes of $12 in 2000, $120 in 2001 and $148 in 2002	(26)	(213)	(273)
Derivative financial instruments	–	(3)	4
Others	(3)	(5)	-
	(50)	(241)	(263)
Comprehensive income (loss)	$ 49	$ (553)	$ (214)

See notes to the consolidated financial statements

[illegible] INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income			Shareholders' Equity
	Shares	Amount			Foreign Currency Translation Adjustment	Derivative Financial Instrument	Pension and Others	
	(Millions of U.S. Dollars and millions of shares)							
Balance at December 31, 1999	120	$ 4	$ 480	$ 320	$ 57	$ –	$ (7)	$ 854
Net Income		–	–	99	–	–	–	99
Other Comprehensive Income (loss)		–	–	–	(21)	–	(29)	(50)
Treasury stock (Note 10)		–	(1)	–	–	–	–	(1)
Dividends on common shares @ $0.15 per common share		–	–	(18)	–	–	–	(18)
Balance at December 31, 2000	120	4	479	401	36	–	(36)	884
Net Loss		–	–	(312)	–	–	–	(312)
Other Comprehensive Income (loss)		–	–	–	(20)	(8)	(213)	(241)
Treasury stock (Note 10)	2	–	4	–	–	–	–	4
Redenomination in Euro (Note 10)		3	(3)	–	–	–	–	–
Other (Note 10)		–	–	3	–	–	–	3
Balance at December 31, 2001	122	7	480	92	16	(8)	(249)	338
Net Income		–	–	49	–	–	–	49
Other Comprehensive Income (loss)		–	–	–	6	4	(273)	(263)
Treasury stock (Note 10)	2	–	4	–	–	–	–	4
Balance at December 31, 2002	124	$ 7	$ 484	$ 141	$ 22	$ (4)	$ (522)	$ 128

See notes to the consolidated financial statements



ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	2002
		(Millions of U.S. Dollars)	
OPERATING ACTIVITIES:			
Net income (loss) from continuing operations	$ 99	$ (312)	$ 30
Extraordinary gain on repurchase of debt, net of tax	–	–	19
Net income (loss)	99	(312)	49
Adjustments required to reconcile net income to net cash provided from operations:			
Depreciation	177	177	177
Deferred employee benefit costs	(47)	(106)	(52)
Net foreign exchange loss (gain)	–	9	(23)
Deferred income tax	3	(114)	(61)
Undistributed earnings from joint ventures	(26)	12	–
Other operating expenses	–	56	62
Other	(12)	2	(2)
Changes in operating assets and liabilities:			
Trade accounts receivable	53	114	(64)
Short-term investments	64	78	–
Inventories	27	169	(37)
Prepaid expenses and other	(27)	24	(31)
Trade accounts payable	62	(81)	45
Accrued expenses and other liabilities	8	12	105
Net cash provided from operating activities	381	40	168
INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(184)	(97)	(108)
Proceeds from sale of assets and investments including affiliates and joint ventures	23	37	18
Investments in affiliates and joint ventures	(25)	8	11
Other	(9)	4	(1)
Net cash used in investing activities	(195)	(48)	(80)
FINANCING ACTIVITIES:			
Proceeds from payable to banks	2,294	2,416	2,359
Proceeds from long-term debt	297	125	125
Payments of payable to banks	(2,341)	(2,418)	(2,346)
Payments of long-term debt	(370)	(250)	(243)
Purchase of treasury stock	(1)	(1)	(1)
Sale of treasury stock	–	5	5
Dividends	(18)	–	–
Net cash used by financing activities	(139)	(123)	(101)
Net increase (decrease) in cash and cash equivalents	47	(131)	(13)
Effect of exchange rate changes on cash	(3)	2	5

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Year Ended December 31,		
	2000	2001	2002
	(Millions of U.S. Dollars)		
CASH AND CASH EQUIVALENTS:			
At the beginning of the year	170	214	85
At the end of the year	$ 214	$ 85	$ 77
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest - net of amounts capitalized	$ 188	$ 244	$ 199
Income taxes	3	4	20

See notes to the consolidated financial statements



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data)

NOTE 1: NATURE OF BUSINESS AND BASIS OF PRESENTATION

NATURE OF BUSINESS

Ispat International N.V. ('Ispat International') together with its subsidiaries (the 'Company') is a manufacturer of steel and steel related products. The Company owns and operates manufacturing facilities in the United States of America ('U.S.'), Mexico, Canada, Trinidad and Tobago ('Trinidad'), Germany, France and Luxembourg. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to herein as the 'Operating Subsidiaries'.

ORGANIZATION

Ispat International is formed and organized under the laws of the Netherlands to hold directly or indirectly certain subsidiaries involved in the steel manufacturing activities described above. Ispat International has no manufacturing operation of its own and its major assets are interests in the common and preferred stock of the Operating Subsidiaries.

BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of Ispat International and its subsidiaries all of which are controlled by Ispat International, have been prepared in accordance with US Generally Accepted Accounting Principles ('US GAAP') (see also Note 2). Intercompany balances and transactions have been eliminated on consolidation.

The records of each of the Operating Subsidiaries are maintained in the currency of the country in which the Operating Subsidiary is located, using the statutory or generally accepted accounting principles of such country. For consolidation purposes, the financial statements which result from such records have been adjusted to conform to US GAAP, using the U.S. Dollar as the reporting currency.

The principal subsidiaries of Ispat International, each of which is a wholly owned subsidiary, included in the consolidated financial statements are as follows:

COMPANY	LOCATION
Caribbean Ispat Limited	Trinidad
Ispat Mexicana, S.A. de C.V.	Mexico
Ispat Sidbec Inc.	Canada
Ispat Hamburger Stahlwerke GmbH	Germany
Irish Ispat Limited (1)	Ireland
Ispat Stahlwerk Ruhrort GmbH and Ispat Walzdraht Hochfeld GmbH	Germany
Ispat Inland Inc.	U.S.
Ispat Unimetal S.A. (including Trefileurope and Society Metallurgique de Revigny S.N.C.)	France

(1) On June 15, 2001 the Company announced the shutdown of its steel making operations in Haulbowline, County Cork, Ireland and the calling of a creditors meeting for the appointment of a liquidator. This decision was taken in view of continuing losses at Irish Ispat and after months of evaluating ways to make the plant more competitive in light of market conditions at that time.

FOREIGN CURRENCY TRANSLATION AND TRANSLATION OF FINANCIAL STATEMENTS

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.

Upon consolidation, the results of operation of the subsidiaries and affiliates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at weighted average exchange rates in the year and assets and liabilities are translated at year end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are

(Millions of U.S. Dollars, except share data)

included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143

The Financial Accounting Standards Board ('FASB') has issued Statement of Financial Accounting Standards ('SFAS') No. 143, 'Accounting for Asset Retirement Obligations', which is effective for all fiscal years beginning after June 15, 2002. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is evaluating this pronouncement to determine its impact, if any, on the consolidated financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, 'Reporting Gains and Losses from Extinguishment of Debt', and an amendment of that Statement, SFAS No. 64, 'Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements'. SFAS No. 145 also rescinds SFAS No. 44, 'Accounting for Intangible Assets of Motor Carriers'. SFAS No. 145 amends SFAS 13, 'Accounting for Leases', to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effect that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions.

The provisions of SFAS No. 145 related to the recession of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraph 8 and 9(c) of SFAS No. 145 related to statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Company during the current fiscal year ended has reported $19 as extraordinary item being the gain on repurchase of its certain debts. Upon adoption of SFAS No. 145 any such gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification will be reclassified to conform to the provisions of SFAS No. 145. The Company will adopt SFAS No. 145 as of January 1, 2003 and will report such gains and losses in 'Other income (expenses) – net' line item in accordance with SFAS No. 145.

SFAS No. 146

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities'. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently reviewing the impact of the adoption of SFAS 146 on the Company's consolidated financial statements.

SFAS No. 148

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, 'Accounting for Stock-Based Compensation which addresses financial accounting and reporting for recording expenses for the fair value of stock options. SFAS 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation. Additionally, SFAS 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company has determined that the adoption of SFAS 148 does not have material impact on its financial position or results of operations.

(Millions of U.S. Dollars, except share data)

FIN 45

In November 2002, the FASB issued FASB Interpretation No.45 ('FIN 45'), 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company is currently evaluating the impact of the application of this interpretation, but does not expect a material impact from the application of FIN 45 on its consolidated financial statements.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories are carried at the lower of cost or net realizable value. Cost is determined using the average cost and first in, first out ('FIFO") method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at invoice cost inclusive of freight and other shipping costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and 2 to 45 years for machinery and equipment. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest during construction is capitalized to property, plant and equipment under construction until the assets are ready for their intended use. Gains and losses on retirement or disposal of assets are determined as the difference between net disposal proceeds and carrying amount and reflected in the statement of income.

LONG-LIVED ASSETS

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the undiscounted future net cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

INVESTMENT IN AFFILIATES AND JOINT VENTURES

Investments in majority owned affiliates and joint ventures, where control does not exist and 20% to 50% owned affiliates and joint ventures in which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition, less dividends received.

Investments in less than 20% owned affiliates are accounted for by the cost method.

The Company periodically reviews all of its investments in affiliates and joint ventures for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in other operating expenses.

DEBT ISSUANCE COSTS

Debt issuance costs, which are included in other assets, are stated at cost and amortized over the life of the related debt using the effective interest method. Amortization of debt issuance costs is included in interest expense which is a component of financing costs, or alternatively, capitalized as borrowing costs on qualifying assets where applicable.

RETIREMENT BENEFITS

The Company has defined benefit pension plans covering majority of its employees. Benefits are based on, generally, the employee's years of service and compensation. For those plans, which are funded, the assets are held in separate trustee administered funds. The Company's policy is to amortize prior service costs over the average future service period of active plan participants. Experienced gains and losses in excess of 10% of the greater of the accumulated benefit obligation and fair value of plan assets are amortized over the average remaining service period of active participants. The liabilities and net periodic pension cost related to these plans are calculated by independent actuaries on the basis of formulas defined in the plans using the projected unit actuarial credit method.

In addition to providing certain pension benefits, the Company sponsors several unfunded defined post-retirement plans that provide health care and life insurance benefits to majority of its active and retired employees and their covered dependent and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached a certain age and these benefits are based on length of service.

REVENUE RECOGNITION

Revenues are primarily recognized when products are shipped or services are provided to customers, the sales price is fixed and determinable, collectibility is reasonably assured, and title and risks of ownership have passed to the buyer. Costs associated with revenues, including shipping and other transportation costs, are recorded in cost of sales.

ACCOUNTING FOR SHIPPING AND HANDLING COSTS

The Company classifies all amounts billed to a customer in a sale transaction related to shipping and handling as sales and all shipping and handling costs as cost of sales.

FINANCING COSTS

Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable, and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and assumptions as to the areas that may have to be remediated along with the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation.

TAXES ON INCOME

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the Company to manage commodity price and foreign exchange risks. The Company has established a control environment which includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instrument activities. Derivative financial instruments utilized by the Company also include foreign currency forward contracts. Additionally, derivatives are used to hedge exposure to interest rate fluctuations for floating rate debt for which the gains or losses are recognized in interest expense. The Company does not enter into foreign currency hedging contracts related to its investment in affiliated companies.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ('OCI') and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. Gains and losses related to financial instruments that are utilized to manage exposures to fluctuations in the cost of energy and raw materials used in the production process are recognized as a part of the cost of the underlying product or service when the contracts are closed.

EARNINGS PER COMMON SHARE

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. The computation of diluted earnings per common share is similar to basic earnings per common share, except that diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings (losses) of the Company.

STOCK OPTION PLAN

In 1999, the Company established the Ispat International N.V. Global Stock Option Plan (the 'Ispat Plan'). SFAS No. 148, 'Accounting for Stock-Based Compensation' encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company had chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Ispat International's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure requirements of SFAS 148. The Company has decided to expense stock-based compensation starting 2003.

SEGMENT REPORTING

The Company operates in a single business segment, which is composed of the manufacturing of semi-finished and finished steel products.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior period's financial statements in order to conform to the 2002 classifications.

CONSOLIDATION POLICY

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. Intercompany transactions and balances have been eliminated in the consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Millions of U.S. Dollars, except share data)

NOTE 3: INVENTORIES

	December 31, 2001	December 31, 2002
Finished products	$ 278	$ 280
Production in process	210	252
Raw materials	196	224
Manufacturing supplies spare parts and other	121	117
	$ 805	$ 873

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land	Buildings and Improvements	Machinery and equipment	Construction in process	Total
BALANCE AT DECEMBER 31, 2001					
Gross value	$ 71	$ 544	$ 3,551	$ 66	$ 4,232
Accumulated depreciation	–	(128)	(995)	–	(1,123)
Net carrying value	71	416	2,556	66	3,109
BALANCE AT DECEMBER 31, 2002					
Gross value	68	543	3,574	48	4,233
Accumulated depreciation	–	(160)	(1,038)	–	(1,198)
Net carrying value	$ 68	$ 383	$ 2,536	$ 48	$ 3,035



(Millions of U.S. Dollars, except share data)

NOTE 5: INVESTMENTS IN AFFILIATES AND JOINT VENTURES

The Company's investments in affiliates and joint ventures, which include joint ventures accounted for using the equity method, are as follows:

Investee	Operating activity	Ownership percentages	Type of ownership	December 31, 2001	December 31, 2002
LOCATED IN U.S.					
Empire Iron Mining Partnership ('E.I.M.P.')[1]	Taconite/ Pellets	21%	Partnership	$ 38	$ –
PCI Associates	Pulverized coal	50%	Partnership	24	22
I/N Tek[2]	Cold rolling	60%	Partnership	48	52
I/N Kote	Galvanizing	50%	Partnership	136	140
LOCATED IN MEXICO					
Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. ('Peña Colorada')	Mining and pelletizing plant	50%	Common stock	24	10
Servicios Siderúrgicos Integrados, S.A. de C.V. ('Sersiin')	Port operations, lime, industrial gases and engineering workshop	50%	Common stock	8	9
LOCATED IN CANADA					
Sorevco	Galvanizing plant	50%	Limited partnership	6	7
Delta Tube	Tubes	40%	Limited partnership	2	2
LOCATED IN GERMANY					
Westfälische Drahtindustrie GmbH ('WDI')	Wire drawing	33.3%	Common stock	10	11
OTHER	–	–	–	3	4
				$ 299	$ 257

(1) U.S. Operating Subsidiary sold 47.5% of its 40% interest in E.I.M.P. effective December 31, 2002, of the mine to Cleveland Cliffs, and its entire investment in the partnership was written off. See also Note 13.

(2) I/N Tek, a general partnership formed for a joint venture between the Company and Nippon Steel Corporation ('NSC'), owns and operates a cold-rolling facility. I/N Tek is 60% owned by a wholly owned subsidiary of the Company and 40% owned by NSC. The Company has rights to the productive capacity of the facility, except in certain limited circumstances and has an obligation to use the facility for the production of cold rolled steel, under a tolling arrangement with I/N Tek. Due to this lack of control by the Company, the Company accounts for its investment in I/N Tek under the equity method. The Company does not exercise control over I/N Tek as all significant management decisions of the joint venture require agreement by both the partners.

(Millions of U.S. Dollars, except share data)

Summary condensed information, in the aggregate, of the Company's investments accounted for using the equity method is disclosed as follows:

	December 31,		
	2000	2001	2002
CONDENSED STATEMENT OF INCOME DATA			
Gross revenue	$ 1,728	$ 1,508	$ 1,088
Gross profit	277	115	83
Net income	94	24	40

	At December 31,	
	2001	2002
CONDENSED BALANCE SHEET DATA		
Current assets	$ 380	$ 388
Total assets	1,643	1,598
Current liabilities	422	455
Total liabilities	1,082	1,110
Net assets	561	488

NOTE 6: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are affiliates and joint ventures of the Company were as follows:

	Year ended December 31,		
	2000	2001	2002
TRANSACTIONS			
Purchases of raw material:			
Peña Colorada	$ 34	$ 26	$ 33
Sersiin	23	14	18
E.I.M.P.	118	106	102
PCI Associates (Tolling fee)	46	43	34
LNM Holdings N.V. and its subsidiaries	–	–	29
Sales:			
WDI	43	51	47
Sorevco	19	16	22
I/N Kote	343	311	346
LNM Holdings N.V. and its subsidiaries	2	9	8
Other	6	9	18
Purchases:			
I/N Tek (Tolling charges)	146	143	142
Other	7	4	7
Sale of plant property & equipment – net of loan			
LNM Holdings N.V.	–	16	–

(Millions of U.S. Dollars, except share data)

	At December 31, 2001	At December 31, 2002
Receivables:		
WDI	$ 12	$ 12
LNM Holdings N.V. and its subsidiaries	2	3
Others	8	7
Payables:		
Sersiin	1	9
LNM Holdings N.V. and its subsidiaries	2	5
Others	8	8
Accrued expenses and other liabilities		
LNM Holdings N.V.	–	5
Other long-term obligation:		
LNM Holdings N.V.	–	25

LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo, indirectly wholly-owned subsidiaries of the controlling shareholder, have entered into management services agreements with the Company pursuant to which LNM Holdings N.V., Ispat Karmet JSC and P.T. Ispat Indo pay fee to the Company as compensation for management as and when services are rendered by the Company.

The Company and LNM Holdings N.V. completed an agreement effective June 17, 2002 under which the Company, through its subsidiaries, will provide management and support services to LNM Holdings N.V. and its subsidiaries. These services will be offset against an advance payment of $30 million over the next several years.

NOTE 7: PAYABLE TO BANKS

Payable to banks include borrowings and overdraft. The Company has the following secured and unsecured bank lines and other working capital facilities:

	At December 31, 2001	At December 31, 2002
Committed	$ 540	$ 485
Uncommitted	53	60
	$ 593	$ 545
The Company had the following under such bank lines and working capital facilities:		
Presented under current liabilities (includes overdraft of $31 in 2001 and $21 in 2002)	$ 159	$ 137
Presented under long-term liabilities	183	225
	$ 342	$ 362
Borrowings under the lines are primarily denominated in U.S. Dollars, except for the following:		
Euro: € 45 million (2001- € 55 million) inventory financing credit facility	$ 10	$ 29
Other Euro credit facilities	–	8
British Pound	1	5
Canadian dollar (147 million Canadian dollar credit facility)	2	–
French Franc	14	–
Italian Lira	2	–

These facilities do not include securitizations and factoring of receivables, which are discussed in Note 18.

The credit facilities provide for borrowing at various interest rates and support letters of credit in addition to providing borrowings to fund local working capital requirements at the Operating Subsidiaries. Weighted-average interest rate on the bank lines, working capital facilities and temporary overdrafts ranged from 4.9% to 6.6% in 2001 and 2.6% to 6.5% in 2002.

Certain of the credit facilities contain restrictive covenants that (i) require the Company's subsidiaries to comply with certain financial maintenance tests including the ratio of current assets to current liabilities and the ratio of total liabilities to total capital; (ii) require the maintenance of specified levels of net worth, (iii) prohibit subsidiaries from entering into agreements that restrict their ability to pay dividends and (iv) limit the payment of dividends (see Note 10).

Certain of the lines of credit are collateralized by current assets and property, plant and equipment with a net carrying value of $893 at December 31, 2002 (2001 - $788).

ISPAT INTERNATIONAL N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Millions of U.S. Dollars, except share data)

NOTE 8: LONG-TERM DEBT	December 31, 2001	December 31, 2002
AT U.S. OPERATING SUBSIDIARY:		
First Mortgage Bonds:		
Series U, Tranche B, $350, due July 16, 2005	$ 338	$ 334
Series U, Tranche C, $350, due July 16, 2006	338	334
Series R, 7.9% due January 15, 2007	32	29
Series 1977, 5.75% due February 1, 2007	21	20
Series 1993, 6.8% due June 1, 2013	44	26
Series 1995, 6.85% due December, 2012	19	13
Industrial Development Revenue Bonds:		
Pollution Control Project No 11, 7.125 % due June 1, 2007	21	21
Pollution Control Project No 13, 7.250% due November 1, 2011	42	32
Exempt Facilities Project No 14, 6.7% due November 1, 2012	5	5
Exempt Facilities Project No 15, 5.75% due October 1, 2011	52	46
Exempt Facilities Project No 16, 7% due January 1, 2014	8	8
Revolving Credit Facilities – 7.09% to 7.71%	181	225
AT MEXICO OPERATING SUBSIDIARY		
Bank loans denominated in U.S. Dollars, floating interest	364	352
Senior Structured Export Certificates, 10.625%	80	62
Export-Import Bank of the U.S., LIBOR plus 0.30%	29	29
AT CANADA OPERATING SUBSIDIARY		
Senior Secured Credit Facilities(1):		
Tranche A, $150, LIBOR plus 1.25%-4.05%	70	54
Tranche B, $125, LIBOR plus 1.75%-4.55%	121	118
Tranche C, $125, LIBOR plus 2.25%-5.05%	121	118
AT TRINIDAD OPERATING SUBSIDIARY		
Senior Secured Notes, 10.4%	107	101
International Finance Corporation, LIBOR plus 3.25% – 3.38%	45	26
Others	9	8
AT ISPAT EUROPE GROUP:		
Senior Secured € 150 million, due February 1, 2011, 11.875%	119	129
OTHER		
Shipping Subsidiaries	38	30
Other	17	27
Total long-term debt	2,221	2,147
Less current portion of long-term debt	180	125
Total long-term debt	$ 2,041	$ 2,022

(1) Interest rates are contingent on the achievement of certain financial ratios.

(Millions of U.S. Dollars, except share data)

AT U.S. OPERATING SUBSIDIARY:

FIRST MORTGAGE BONDS

Series U, Tranche B and C (the 'Term Loans') are with a syndicate of financial institutions (the 'Term Loan Lenders') for whom Credit Suisse First Boston is the agent. Each of the Tranche B and Tranche C Loan is repayable in quarterly installments of $1 until maturity.

Borrowings under the Term Loans bear interest at a rate per annum equal to, at the Company's option, the higher of (a) the Agent's prime rate or (b) the rate which is 0.5 of 1% in excess of the Federal Funds effective rate (together the 'Base Rate'), plus 2.75% or (2) the London Interbank Offered Rates ('LIBOR') (as defined in the Credit Agreement) plus 3.75%. The fee for the Letter of Credit ('LC') is 4.00% of the LC amount per annum (the 'LC Fee'). The spread over the LIBOR and Base Rate and the LC Fee will be reduced if the U.S. Operating Subsidiary's Consolidated Leverage Ratio (as defined in the Credit Agreement) falls to specified levels. The effective rate of interest paid on Series U First Mortgage Bonds was 5.6% for the year ended December 31, 2002 (7.8% for the year ended December 31, 2001).

The Company entered into a hedge as required under the agreement. It is a 5 year interest rate collar based on LIBOR with a floor of 4.50% and a ceiling of 6.26% on a notional amount of $ 450. The facilities and the hedge are fully and unconditionally guaranteed by Ispat International.

A substantial portion of the Company's facilities at its Indiana Harbor Works is subject to a lien to First Mortgage. This property had a book value of approximately $1,600 at December 31, 2002 (2001 - $1,700).

The U.S. Operating Subsidiary must also maintain a minimum Consolidated EBITDA, as defined in the Credit Agreement. The U.S. Operating Subsidiary amended the Credit agreement, effective March 30, 2001, to eliminate the minimum Consolidated EBITDA requirement for 2001. The U.S. Operating Subsidiary was in compliance with this covenant at December 31, 2002. The Credit Agreement also contains other covenants that, among other things, prohibit or limit the ability of the Company or the Borrower to pay dividends and other restricted payments, incur indebtedness, create liens, engage in transactions with affiliates, sell assets and engage in mergers and consolidations

INDUSTRIAL DEVELOPMENT REVENUE BONDS

During 2002, the U.S. Operating Subsidiary purchased $39 (2001- $13) bonds at discounts from face value. As a result of these early redemptions, the U.S. Operating Subsidiary recognized an extraordinary gain of $30. This gain after tax was $19.

REVOLVING CREDIT FACILITIES

Revolving credit facilities are denominated in U.S. Dollars and are from the Chase Manhattan Bank, as agent. These credit facilities are shown as long-term debt as the Company has the ability and intent to refinance these obligations as they mature under the respective credit agreements. The average interest rates on these facilities range from 2.6% to 3.1% and $76 of the outstanding balance is repayable in 2004 and $149 in 2005.

CONTINGENT LIABILITY

A standby LC in the amount of $160 extending to July 7, 2003 is provided to the Pension Benefit Guarantee Corporation, which is arranged by Credit Suisse First Boston. The LC has not been drawn upon. The lenders are committed to renewing the LC annually for five years, as or contingent on the Company and Borrower making certain representations and warranties.

AT MEXICO OPERATING SUBSIDIARY:

BANK LOANS DENOMINATED IN U.S. DOLLARS, FLOATING INTEREST

California Commerce Bank, USA

Loan payable to a foreign bank under a line-of-credit agreement is denominated in U.S. Dollars with an annual variable interest rate of LIBOR plus 300 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.53% and 7.623%, respectively). Principal is payable in quarterly installments with maturities until May 2005. $10 was outstanding at December 31, 2002 (2001- $14).

Bancomer, Mexico

Loan payable to a Mexican bank is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 325 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.25% and 7.40%, respectively). Principal is payable in semi-annual installments until 2008. $49 was outstanding at December 31, 2002 (2001- $78).

Bancomer, Mexico

Loan payable to a Mexican bank is denominated in U.S. Dollars. The loan bears interest at floating rate of LIBOR plus 225 basis

(Millions of U.S. Dollars, except share data)

points (effective annual interest rate at December 31, 2002 and 2001 are 4.20% and 6.39%, respectively). Principal is payable in semi-annual installments until 2008. $73 was outstanding at December 31, 2002 (2001- $52).

Banamex, Mexico

Loans payable to a Mexican bank under a line-of-credit agreement is denominated in U.S. Dollars, with annual variable interest rates of LIBOR plus 375 basis points (effective annual interest rate at December 31, 2002 and 2001 are 5.86% and 7.85%, respectively). Principal is payable in semi-annual installments of $28 million with maturities from 2005 to 2009. $220 was outstanding at December 31, 2002 and at December 31, 2001.

SENIOR STRUCTURED EXPORT CERTIFICATES, 10.625%

The New Senior Structured Export Certificates due 2005 (the 'New Senior Certificates') are denominated in U.S. Dollars with interest payable quarterly at 10.625% per annum. The principal amount of the New Senior Certificates is payable in quarterly installments till May 2005.

The New Senior Certificates are redeemable in whole or in part at a price equal to 100% of the outstanding principal amount, plus accrued interest thereon and a prepayment make whole premium (only in case of trigger event) as defined in the agreement.

The New Senior Certificates are payable primarily from the proceeds of U.S. Dollar denominated accounts receivable to be generated from sales of steel slabs to Mitsubishi Corporation (the 'steel purchaser'), under a long-term supply agreement and sales of steel slabs to certain other customers. Subject to certain exceptions, the supply agreement with Mitsubishi requires the steel purchaser to purchase sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 1.3 times the scheduled quarterly debt service on the New Senior Certificates.

EXPORT-IMPORT BANK OF THE UNITED STATES

Loan payable to a financial institution guaranteed by the Export-Import Bank of the United States is denominated in U.S. Dollars. The loan bears interest at an annual variable rate of LIBOR plus 0.30% (effective annual interest rate at December 31, 2002 and 2001 are 2.54% and 2.68%, respectively). Principal is payable in semi-annual installments of $3 with maturities from 2004 to 2008.

DEBT RESTRUCTURING AT MEXICO OPERATING SUBSIDIARY

In response to the reduction in sales volume and prices and other negative developments faced by the Company, the Company initiated the process in 2001 to restructure its debt. The debt restructuring was successfully completed on September 6, 2002. The principal elements of debt restructuring are as noted below:

1. Exchange offer and consent solicitation. – All outstanding 1996 Senior Certificates were exchanged for New Senior Certificates. The terms of the New Senior Certificates are substantially similar to the terms of the 1996 Senior Certificates except that, among other things, the New Senior Certificates (i) have interest payable at 10 5/8% per annum; (ii) have a final maturity at May 2005; (iii) are guaranteed by certain subsidiaries of Mexico Operating Subsidiary; (iv) are secured, along with Mexico Operating Subsidiary's existing bank lenders, by certain assets of Mexico Operating Subsidiary (as discussed below) on pro rata basis; and (v) have the benefit of the Excess Cash Flow Sweep (as discussed below).

2. Bank Amendments and Waivers. – Mexico Operating Subsidiary's bank lenders deferred principal payments on most of the outstanding bank debt for a period of three years. The bank lenders also waived certain financial covenants during this period, eliminated certain restrictions on the disposition of non-core assets and granted permission to enter into a new working capital facility. Existing bank lenders have the benefit of the Excess Cash Flow (as discussed below) and are secured, along with the New Senior Certificates, by certain assets of Mexico Operating Subsidiary (as discussed below) on a pro rata basis.

3. Excess Cash Flow Sweep. – Mexico Operating Subsidiary is required, on a semi-annual basis commencing December 31, 2002, to apply all of its excess cash flows (as defined in the Inter-creditor Agreement) to repurchase New Senior Certificates and retire debt owed to its existing bank lenders (the 'Excess Cash Flow Sweep') in the proportion of 20% to the New Senior Certificates and 80% to Mexico Operating Subsidiary's existing bank debt, at a price equal to 100% of the principal amount thereof.

4. Ranking and Collateral. – The New Senior Certificates are secured by receivables generated under a new supply

(Millions of U.S. Dollars, except share data)

agreement with Mitsubishi and those of certain other customers of Mexico Operating Subsidiary (the 'Receivables"). In addition, Mexico Operating Subsidiary's existing bank lenders and the New Senior Certificates are secured, on a pro rata basis, by (i) a first priority lien on all property, plant and equipment of Mexico Operating Subsidiary; (ii) a pledge on the stock of Mexico Operating Subsidiary and its immediate parent; and (iii) a first priority lien on the inventory and receivable not otherwise pledged to secure the new working capital facility or the Receivables.

5. New Working Capital Facility. – Mexico Operating Subsidiary is entitled to draw up to $68 for its working capital needs, subject to the condition that amounts outstanding owed under the new working capital facility cannot exceed $35 unless authorized by Mexico Operating Subsidiary's other bank lenders. The new working capital facility is secured by a first priority lien on certain inventory and receivables.
6. Shareholder Loan. – An amount of $20 was loaned to Mexico Operating Subsidiary by Ispat International for working capital needs. The loan is subordinated to other debt of Mexico Operating Subsidiary and secured by a second priority lien on certain inventory and receivables.
7. Sale of non-core assets. – Mexico Operating Subsidiary was entitled to sell certain non-core assets in 2002 in order to repay some of the debt relating to its shipping loans.

The Structured Senior Export Certificates due 2005 (the '1996 Certificates') are denominated in U.S. Dollars with effective interest payable quarterly at 11.64% per annum. The principal amount of the Senior Certificates is payable in quarterly installments until May 2005.

AT CANADA OPERATING SUBSIDIARY:
SENIOR SECURED CREDIT FACILITIES

The Tranche A facility is bearing an interest at rates ranging from LIBOR plus 1.25% to LIBOR plus 4.05% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 7.07% (2001 effective average rate was 8.21%). The facility will mature in July 2003 and is repayable in installments of $19 in March 2003 and $35 in July 2003.

The Tranche B facility is bearing an interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 4.55% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 7.60% (2001 effective average rate was 8.53%). The facility will mature in July 2004 and is repayable in installments of $0.3 in March 2004 and $118 in July 2004.

The Tranche C facility is bearing an interest at rates ranging from LIBOR plus 2.25% to LIBOR plus 5.05% depending on the achievement of certain financial ratios. For 2002 the effective average rate is 8.11% (2001 effective average rate was 9.03%). The facility will mature in January 2005 and is repayable in installments of $0.3 in March 2004, $0.3 in June 2004 and $118 in January 2005.

The Senior Secured Credit Facility is collateralized by all property, plant and equipment of the Canadian Operating Subsidiary and a second ranking charge on accounts receivables and inventories. The Company has an interest rate swap agreement for $200 at December 31, 2002 (2001 - $311) of the outstanding borrowings, which effectively fixed the interest base rate at rates ranging from 4.81% to 4.90% on the swapped portion.

AT TRINIDAD OPERATING SUBSIDIARY:
SENIOR SECURED NOTES, 10.4%

The 10.4% Senior Secured Notes are denominated in U.S. Dollars and have been used to finance the construction of a DRI plant. The notes mature in May 2008 with principal and interest repayable in semi-annual installments started in November 2002.

INTERNATIONAL FINANCE CORPORATION

Loans payable to the International Finance Corporation are denominated in U.S. Dollars and collateralized by property, plant and equipment with a net book value of $423 at December 31, 2001. Principal and interest are due in semi-annual installments beginning December 1998 with interest accruing at LIBOR plus 3.25% to 3.38%, maturing in 2004 through 2006.

At the request of the Trinidad Operating Subsidiary, the International Finance Corporation and their Participants have agreed to a waiver of the current ratio requirement for December 31, 2001, an amendment to the current ratio covenant for 2002 and a waiver of the late payment of principal due on December 15, 2001.

(Millions of U.S. Dollars, except share data)

AT ISPAT EUROPE GROUP:

SENIOR SECURED NOTES DENOMINATED IN EURO, DUE FEBRUARY 1, 2011, 11.875%

Ispat Europe Group SA, a wholly owned subsidiary of the Company has issued Senior Secured Notes worth € 150 million. The Bonds issued on February 1, 2001 will mature on February 1, 2011. These Notes are secured by mortgage over the Property plant and equipment of the German Subsidiaries and an indirect pledge on the shares of the French Operating Subsidiary. The interest rate is fixed at 11.875% per annum and payable semi-annually.

OTHER:

SHIPPING SUBSIDIARIES

Loans payable at shipping subsidiaries are denominated in U.S. Dollars to finance the purchase of equipment collateralized by the related assets. The interest rates on the loans range from 7.4% to 7.61%. Principal and interest are due in monthly/semi-annual installments with maturities ranging from 2003 to 2007.

OTHER

Various loans with interest rates ranging from 0.5% to 7.5% for other loans.

Maturities of long-term debt at December 31, 2002 are as follows:

Years ending December 31,

2003	$ 125
2004	273
2005	734
2006	449
2007	86
Subsequent years	480
Total	$ 2,147

Certain long-term debt and other agreements of the Company and its subsidiaries provide for various covenants that restrict the ability of certain of the Company's subsidiaries to pay dividends, make certain payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations and form subsidiaries, as well as require compliance with certain other financial maintenance tests in certain cases. Such financial maintenance tests include certain financial ratios and minimum levels of net worth. A significant part of the Company's net assets at December 31, 2002 (see Note 10) was subject to restrictive covenants, affecting capital distributions and the ability of the subsidiaries to loan or advance funds to the shareholders and other restrictions.

NOTE 9: FINANCIAL INSTRUMENTS AND CREDIT RISK

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ('SFAS 133') (as amended by SFAS 137 and SFAS 138), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value.

The adoption of SFAS 133 resulted in a cumulative pre-tax reduction to income of $ nil ($ nil after tax) and a cumulative pre-tax reduction to OCI of $18 ($12 after tax). The reduction to income was mostly attributable to the ineffective portion of fair value and cash

(Millions of U.S. Dollars, except share data)

flow hedges. The increase to OCI was mostly attributable to gains on cash flow hedges offset by deferred losses that had been recorded under accounting principles at December 31, 2000. All derivative gains and losses included in OCI as of January 1, 2002 were reclassified into earnings during fiscal 2002.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at December 31, 2001 and 2002 are summarized below.

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable and short-term investments approximate their fair values. Cash equivalents are carried at cost which approximates market value and accounts receivable and short-term investments are short-term in nature.

The Company's short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company's variable rate debt approximates its carrying amount given the floating rate nature of the debt at prevailing market rates. The fair value of fixed rate debt is based on estimated future cash flows discounted using the current market rates for debt of the same remaining maturities and credit risk. The estimated fair values of the Company's short and long-term debt are as follows:

	December 31, 2001		**December 31, 2002**	
	Carrying value	**Estimated fair value**	**Carrying value**	**Estimated fair value**
Instruments payable bearing interest at variable rates	$ 1,452	$ 1,206	$ 1,646	$ 1,421
Instruments payable bearing interest at fixed rates	769	593	501	379
Long-term debt, including current portion	$ 2,221	$ 1,799	$ 2,147	$ 1,800
Payable to banks	$ 159	$ 159	$ 137	$ 137

A portion of the interest cost of the floating rate debt used in connection with the financing of the acquisition of U.S. Operating Subsidiary was hedged through the use of an interest rate collar and interest rate swap (see Note 8). The carrying value of the collar and the swap equals the fair value.

The fair value of cash, accounts receivable and accounts payable balances approximate their carrying value due to their short maturities.

The fair value of forward exchange contracts, all of which are short-term in nature, was estimated based on the applicable year-end exchange rates and are presented below:

	December 31, Foreign Currency Forward Contracts	
	2001	**2002**
Notional amount	42	16
Fair value	42	16
Carrying amount	42	16

(Millions of U.S. Dollars, except share data)

The fair value information presented herein is based on information available to management at the dates presented. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively valued for purposes of these financial statements.

The Company uses futures and swap contracts to manage fluctuations in the cost of natural gas and certain nonferrous metals, primarily zinc which is used in the coating of steel. Timing of these transactions corresponds to the expected need for the underlying physical commodity and is intended as a hedge against the cost volatility of these commodities.

A portion of the floating rate debt used in connection with the financing of the acquisition of the U.S. Operating Subsidiary was hedged through the use of an interest collar. Due to the decline in interest rates during fiscal years 2002 and 2001, the fair value of the collar represented a derivative liability of approximately $14 and $13 respectively.

CREDIT RISK

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate non-performance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Financial instruments that potentially subject the Company to credit risk primarily consist of trade accounts receivable and derivative contracts.

The Company considers its credit risk associated with trade accounts receivable to be somewhat limited due to a large number of customers comprising the Company's customer base and their geographic dispersion. The Company sells a significant amount of product pursuant to orders throughout its main markets. The Company grants credit based on evaluations of its customers' financial situation, in certain cases without requiring guarantees or letters of credit, and monitors the exposure of potential losses from granting credit.

The counterparties to derivative contracts are generally major financial institutions and credit risk is generally limited to the unrealized gains and losses on such contracts should the counterparties fail to perform as contracted. Additionally, the Company utilizes a portfolio of financial institutions either headquartered or operating in the same countries in which the Company conducts its business. As a result, the Company considers the risk of counterparty default to be minimal.

The U.S. Operating Subsidiary had $1,093 of long-term debt (including debt due within one year) outstanding at December 31, 2002. Of this amount $894 is floating rate debt (fair value $668). The remaining $199 of fixed rate debt had a fair value of $92. Assuming a hypothetical 10% decrease in interest rates at December 31, 2002, the fair value of this fixed rate debt would be estimated to be $100. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

The Mexico Operating Subsidiary utilizes derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas. In February 2001, the Mexico Operating Subsidiary entered into a fixed price natural gas contract with Pemex at a price of $4 per mmbtu, excluding transportation charges, for a volume of 25350 Gcal per day. A hypothetical 10% fluctuation on the purchase price of natural gas will have an impact on pre-tax income of approximately $15. The fair value of such contracts as on December 31, 2002 was $161 (2001 - $209).

At the Canadian Operating Subsidiary, an annual consumption of natural gas of Canadian Dollar 81 million (2001 - Canadian Dollar 33 million) at an exchange rate of 0.65 (Canadian Dollar to U.S. Dollar) would result in an annual consumption of $53 (2001 - $22). Therefore, a hypothetical 10% fluctuation in the purchase price of natural gas would have an impact on pre-tax income at the Canadian Operating Subsidiary of approximately $5 (2001 - $2).

NOTE 10: SHAREHOLDERS' EQUITY

The authorized common shares of the Company consisted of 500,000,000 Class A shares, with a par value of € 0.01 per share,

(Millions of U.S. Dollars, except share data)

and 72,150,000 Class B shares, with a par value of € 0.10 per share. At December 31, 2002, 54,850,000 Class A shares and 72,150,000 Class B shares were issued and 51,735,794 (2001 - 49,757,213) Class A shares and 72,150,000 (2001-72,150,000) Class B shares were outstanding.

During 2001, in connection with the introduction of Euro on January 1, 2002, the Company converted the nominal value of its shares from Dutch Guilders into Euro. The articles of association have been amended on December 31, 2001 based on the resolution of the shareholders meeting held on December 21, 2001. By this conversion the total common stock par value of the Company increased by $3 which had been accounted for through Additional Paid-in Capital in Equity.

The preference and relative rights of the Class A shares and Class B shares are substantially identical except for disparity in voting power and conversion rights. Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to ten votes per share on all matters submitted to a vote of shareholders. Each Class B share is convertible, at the option of the holder, into one Class A share.

At December 31, 2002 the Company had 3,114,206 of its own Class A shares which it purchased on the open market for a net consideration of $103 (at December 31, 2001 5,092,787 at a consideration of $107).

During the year 2002, the Company sold 2,117,781 of its treasury stock shares to Ispat Inland Pension Fund for a total consideration of $5. Also, the Company bought back 139,200 of its shares from the open market during the year at a consideration of $1 under a share buy-back program announced by the Company on October 28, 2002.

In 2001, the Company sold 2,081,833 shares to Ispat Inland Pension Fund for a total consideration of $5 and bought back 368,000 shares from the open market at a consideration of $1.

These shares have been acquired for the purpose of the Company's employee stock option plan.

All calculations to determine the amounts available for dividends are based on Ispat International's Dutch statutory accounts, which, as a holding company, are different from its consolidated accounts.

Ispat International has no manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is able to arrange the cash dividend distribution from its subsidiaries, recognizes gains from the sale of its assets or records share premium from the issuance of (new) common shares. Certain of the Company's Operating Subsidiaries are subject to restrictions under the terms of their debt agreements for paying dividends. As a result, subsidiaries of Ispat International had $336 in retained earnings which are free of restriction for the payment of dividend at December 31, 2002. Dividends are payable by Ispat International in either U.S. Dollars or in Euros.

Ispat International received no cash dividends for the years 2000, 2001 and 2002, respectively, from its subsidiaries.

In 2001, the Company recorded a capital contribution of $3 relating to the gain on the sale of assets to a party under common control of the Company's principal shareholder.

STOCK OPTION PLAN

In 1999, the Company adopted a stock option plan, the Ispat Plan. Under the terms of the Ispat Plan, the Company may grant options to senior management of Ispat International and its affiliates for up to 6,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of Ispat International stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the Company's Board of Director's Plan Administration Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

The Company had chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. As indicated above, all options were granted at an exercise price equal to or greater than the fair market value on the date of grant and accordingly, no compensation expense has been recognized in these financial statements pursuant to APB 25. The Company has decided to expense stock-based compensation starting 2003. Had compensation cost for the Ispat Plan been determined based on the fair value at the grant date for awards in 1999, 2000 and 2002 consistent with the provisions of SFAS 148, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Millions of U.S. Dollars, except share data)

	Years ended December 31,		
	2000	2001	2002
Net Income – as reported	$ 99	$ (312)	$ 49
Pro forma compensation expense	10	9	5
Net Income – pro forma based on SFAS 148	89	(321)	44
Basic and diluted earnings per common share from continuing operations	$ 0.82	$ (2.58)	$ 0.24
Basic and diluted extraordinary earnings per common share	–	–	0.16
Basic and diluted earnings per common share	0.82	(2.58)	0.40
Basic and diluted earnings per common share - pro forma	0.74	(2.65)	0.36

The fair value of each option grant of Ispat International stock is estimated on the date of grant using the Binomial Option Pricing Model with the following weighted-average assumptions used:

	Year of grant		
	2000	2001	2002
Dividend yield	3.85	10.49	–
Expected annualized volatility	66%	63%	83%
Discount rate – Bond equivalent yield	5.27%	4.86%	5.03%
Expected life in years	8	8	8

(Millions of U.S. Dollars, except share data)

The status of the Ispat Plan with respect to the Company is summarized below at December 31, 2002:

	Number of shares		
	2000	2001	2002
Opening balance as of January 1,	1,314,000	2,512,000	2,202,000
Granted during the year	1,361,000	–	1,349,500
Canceled or expired	163,000	310,000	160,000
Outstanding at December 31,	2,512,000	2,202,000	3,391,500
Fair value of the option at the grant date			$ 1.82

At December 31, 2002, the stock options are exercisable as follows:

Year	Options	Average Exercise Price(1)
2002	1,718,833	10.54
2003	2,137,500	10.25
2004	2,514,167	8.82
2005	2,952,833	7.84
2006	3,391,500	7.12

(1) Exercise Price of $11.94 in 1999, $8.57 in 2000 and $2.26 in 2002

NOTE 11: EMPLOYEE BENEFIT PLANS DEFINED BENEFIT PLANS

The Company's principal Operating Subsidiaries in the U.S., Canada, Trinidad, Germany, France and Luxembourg provide defined benefit pension plans to their employees. A brief summary of the plans provided by the subsidiaries in the countries in which the Company operates is as follows:

U.S. OPERATING SUBSIDIARY

The U.S. Operating Subsidiary's Pension Plan and Pension Trust which covers certain employees of the Company, is a non-contributory benefit plan with pensions based on final pay and years of service for all salaried employees and certain wage employees, and years of service and a fixed rate (in most instances based on frozen pay or on job class) for all other wage employees including members of the United Steelworkers of America.

CANADIAN OPERATING SUBSIDIARIES

The Canadian Operating Subsidiary offers contributory and non-contributory defined benefit pension plans for substantially all of its employees. Benefits for the non-contributory plans are generally calculated based on the number of years of service of the unionized employees and based on actuarial computations. Benefits for the contributory plans are generally calculated based on the number of years of service, and the maximum average eligible earnings of each employee during any period of five consecutive years.

The Canadian Operating Subsidiary provides certain post-employment and post-retirement medical benefits and life insurance for certain groups of retired employees. The Company is accruing the cost of these benefits for current and future retirees using the projected unit credit actuarial method

TRINIDAD OPERATING SUBSIDIARY

The Company's Operating Subsidiary in Trinidad maintains a contributory defined benefit pension plan for substantially all of its employees, the benefits of which are based on the employees' length of service.

(Millions of U.S. Dollars, except share data)

GERMAN OPERATING SUBSIDIARIES

The German Operating Subsidiaries maintain unfunded defined pension plans for a certain number of employees the benefits of which are based on such employees' length of service and applicable pension table under the terms of individual agreements.

Additionally, certain of the employees at the Duisburg operations, after completing a minimum period of continuous employment are entitled to a Pension benefit based on length of service and compensation.

FRENCH OPERATING SUBSIDIARIES

Under French law, the French Operating Subsidiaries have an obligation to pay lump sum retirement indemnities to employees calculated based on the length of service and compensation at retirement. The French Operating Subsidiaries also have a commitment to provide additional post-retirement benefits linked to years of service and compensation at retirement reduced by retirement benefits available from the state managed pension scheme.

Additionally, lump sum payments are also required to be paid to employees who have completed a defined number of years of service in the Company.

MEXICO OPERATING SUBSIDIARY

The Mexico Operating Subsidiary is obligated to provide seniority premiums, which consist of a one-time payment of 12 days wages for each year worked, calculated on the basis of the latest salary. Maximum salary used in these calculations is limited to double the legal minimum wage.

The components of the net periodic benefit cost of the defined benefit plans for the years ended December 31 are as follows:

	Pension benefits U.S. Operating Subsidiary		
	2000	2001	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 29	$ 31	$ 36
Interest cost	159	163	160
Expected return on plan assets	(194)	(197)	(195)
Special termination benefits	–	8	–
Amortizations	7	8	8
	$ 1	$ 13	$ 9

	Pension benefits Canadian Operating Subsidiary		
	2000	2001	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 5	$ 5	$ 6
Interest cost	16	17	17
Expected return on plan assets	(14)	(14)	(15)
Amortizations	1	1	1
Recognized actuarial gain	(1)	(1)	1
	$ 7	$ 8	$ 10

(Millions of U.S. Dollars, except share data)

	Pension benefits Trinidad Operating Subsidiary		
	2000	2001	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 2	$ 2	$ 2
Interest cost	2	3	3
Expected return on plan assets	(5)	(5)	(5)
Net amortizations	–	–	(1)
	$ (1)	$ –	$ (1)

	Pension benefits German Operating Subsidiaries		
	2000	2001	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ –	$ –	$ 1
Interest cost	1	1	1
	$ 1	$ 1	$ 2

	Pension benefits French Operating Subsidiary		
	2000	2001	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 1	$ 1	$ 1
Interest cost	1	1	1
	$ 2	$ 2	$ 2

The following assumptions were used:

	2000	2001	2002
Discount rates for obligations	7.00%-8.00%	6.50%-7.50%	6.50%-8.00%
Assumed rates of compensation increases	4.00%	4.00%	4.00%-5.50%
Expected long-term rate of return on assets	7.75%-9.50%	7.75%-9.50%	7.50%-9.50%

(Millions of U.S. Dollars, except share data)

The change of benefit obligation and plan assets and reconciliation of funded status through the measurement date are as follows:

	Trinidad Operating Subsidiary Year Ended December 31,	
	2001	**2002**
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of the period	$ 31	$ 28
Service cost	2	2
Interest cost	3	3
Participants' contributions	–	1
Benefit improvements	–	5
Actuarial (gains) losses	(7)	2
Benefits paid	(1)	(1)
Benefit obligation at end of the period	$ 28	$ 40
CHANGE IN FAIR VALUE OF PLAN ASSETS		
Fair value of plan assets at beginning of the period	49	54
Actual return on plan assets	4	7
Employers' contribution	1	1
Participants' contribution	1	1
Benefits paid	(1)	(2)
Fair value of plan assets at end of the period	$ 54	$ 61
Funded status of the plans	26	21
Unrecognized net actuarial losses	(16)	(15)
Unrecognized transition asset	(3)	(2)
Unrecognized prior service cost	8	12
Prepaid pension at end of period	$ 15	$ 16

(Millions of U.S. Dollars, except share data)

	U.S. Operating Subsidiary[1] Year Ended December 31, 2001	2002
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of the period	$ 2,094	$ 2,218
Service cost	31	36
Interest cost	163	160
Plan amendment	8	–
Actuarial losses	108	111
Benefits paid	(186)	(203)
Benefit obligation at end of the period	$ 2,218	$ 2,322
CHANGE IN FAIR VALUE OF PLAN ASSETS		
Fair value of plan assets at beginning of the period	1,922	1,852
Actual return on plan assets	8	(93)
Employers' contribution	108	–
Benefits paid	(186)	(203)
Fair value of plan assets at end of the period	$ 1,852	$ 1,556
Underfunded status of the plans	(366)	(766)
Unrecognized net actuarial gains	363	761
Unrecognized prior service cost	81	73
Accrued pension liability at end of period	$ 78	$ 68
Accrued benefit liability[2]	(354)	(757)
Intangible asset	81	73
Accumulated other comprehensive income	351	752
Amount recognized on balance sheet	$ 78	$ 68

(1) The actuarial computation for the U.S. Operating Subsidiary was performed at November 30, 2002 while the actuarial computation for the other Operating Subsidiaries was performed at December 31, 2002.

(2) An amount of $55 has been recorded under current liabilities.

(Millions of U.S. Dollars, except share data)

	Canadian Operating Subsidiary Year Ended December 31, 2001	2002
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of the period	$ 255	$ 264
Service cost	5	6
Interest cost	17	17
Participants' contributions	1	1
Amendments	2	–
Actuarial losses	12	4
Benefits paid	(12)	(12)
Foreign currency exchange rate differences	(16)	3
Benefit obligation at end of the period	$ 264	$ 283
CHANGE IN FAIR VALUE OF PLAN ASSETS		
Fair value of plan assets at beginning of the period	199	191
Actual return on plan assets	5	(5)
Employers' contribution	10	8
Participants' contribution	1	1
Benefits paid	(12)	(12)
Foreign currency exchange rate differences	(12)	2
Fair value of plan assets at end of the period	$ 191	$ 185
Underfunded status of the plans	(73)	(98)
Unrecognized net actuarial gains	46	69
Unrecognized prior service cost	12	11
Accrued pension liability at end of period	$ (15)	$ (18)
Accrued benefit liability	(58)	(85)
Intangible pension asset	12	11
Accumulated Comprehensive Income	31	56
Amount recognized on balance sheet	$ (15)	$ (18)

(Millions of U.S. Dollars, except share data)

	German Operating Subsidiaries Year Ended December 31,	
	2001	2002
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of the period	$ 17	$ 18
Service cost	–	1
Interest cost	1	1
Plan amendments	–	(2)
Actuarial losses	–	3
Foreign currency exchange rate differences	–	2
Benefit obligation at end of the period	$ 18	$ 23
Underfunded status of the plans	(18)	(23)
Accrued pension liability at end of period	(18)	(23)
Amount recognized on balance sheet	$ (18)	$ (23)

	French Operating Subsidiary Year Ended December 31,	
	2001	2002
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of the period	$ 17	$ 14
Service cost	1	1
Interest cost	1	1
Actuarial gains	(5)	–
Foreign currency exchange rate differences	–	3
Benefit obligation at end of the period	$ 14	$ 19
Underfunded status of the plans	(14)	(19)
Accrued pension liability at end of period	(14)	(19)
Amount recognized on balance sheet	$ (14)	$ (19)

POST-RETIREMENT BENEFITS

The Company's Operating Subsidiaries in the U.S., Canada and France provide post-retirement benefits, including medical benefits and life insurance benefits to retirees. The post-retirement plans relate to the U.S., Canadian and French operating subsidiaries.

Substantially all of the U.S. Operating Subsidiary's employees are covered under post-retirement life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-retirement life insurance benefit formula used in the determination of post-retirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not prefund any of these post-retirement benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits made to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

(Millions of U.S. Dollars, except share data)

The net periodic post-retirement benefit cost was as follows:

	U.S. Operating Subsidiary Year Ended December 31,		
	2000	**2001**	**2002**
Service cost	$ 8	$ 8	$ 8
Interest cost	56	60	58
Amortization	(28)	(20)	(20)
Special termination benefits	–	3	–
Recognized (gains)	–	(3)	(1)
Net periodic benefit cost	$ 36	$ 48	$ 45

	Canadian Operating Subsidiary Year Ended December 31,		
	2000	**2001**	**2002**
Service cost	$ –	$ 1	$ –
Interest cost	1	1	1
Net periodic benefit cost	$ 1	$ 2	$ 1

	French Operating Subsidiary Year Ended December 31,		
	2000	**2001**	**2002**
Service cost	$ 1	$ 1	$ 2
Interest cost	1	1	1
Net periodic benefit cost	$ 2	$ 2	$ 3

The following weighted average assumptions were used for the U.S. Operating Subsidiary in accounting for the post-retirement benefit plan:

	November 30, 2000	**November 30, 2001**	**November 30, 2002**
Discount rates for obligations	8.00%	7.50%	6.50%-7.10%
Rate of compensation increase	4.00%	4.00%	4.00%
Health care cost trend rate	4.50%	4.50%	4.50%

(Millions of U.S. Dollars, except share data)

The following tables sets forth the post-retirement benefit obligation at the dates indicated:

	U.S. Operating Subsidiary Year Ended December 31,	
	2001	2002
Benefit obligation at beginning of period	$ 770	$ 797
Service cost	8	8
Interest cost	60	58
Special termination benefits	3	–
Actuarial losses	14	32
Benefits paid	(58)	(56)
Benefits obligation at end of period	$ 797	$ 839
Fair value of assets	–	–
Underfunded status of plan	(797)	(839)
Unrecognized net (gain)	(98)	(65)
Unrecognized prior service cost	(107)	(87)
Accrued post-retirement benefit obligation at end of period	$ (1,002)	$ (991)

	Canadian Operating Subsidiary Year Ended December 31,	
	2001	2002
Benefit obligation at beginning of period	$ 14	$ 15
Service cost	1	–
Interest cost	1	1
Actuarial losses	1	1
Benefits paid	(1)	(1)
Foreign currency exchange rate changes	(1)	–
Benefits obligation at end of period	$ 15	$ 16
Fair value of assets	–	–
Underfunded status of plan	(15)	(16)
Unrecognized prior service cost	3	4
Accrued post-retirement benefit obligation at end of period	$ (12)	$ (12)

(Millions of U.S. Dollars, except share data)

	French Operating Subsidiary Year Ended December 31,	
	2001	2002
Benefit obligation at beginning of period	$ 14	$ 15
Service cost	1	2
Interest cost	1	1
Actuarial losses	1	-
Benefits paid	(1)	(1)
Foreign currency exchange rate changes	(1)	3
Benefits obligation at end of period	$ 15	$ 20
Fair value of assets	–	–
Underfunded status of plan	(15)	(20)
Unrecognized prior service cost	–	–
Accrued post-retirement benefit obligation at end of period	$ (15)	$ (20)

An increase of 1% in the health care cost trend rate of the U.S. Operating Subsidiary would increase the benefit obligation by $107 and the annual net periodic cost by $10. A 1% decrease would reduce the benefit obligation by $87 and the annual net periodic annual net cost by $8.

At the Canadian Operating Subsidiary, for evaluation purposes, the annual growth rate assumption for the cost of health care for each participant was established at 14.3% in 2002. The rate is expected to gradually decline to 5.3% in 2009 and remain at this level subsequently. A 1% change would have an effect of $1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of U.S. Dollars, except share data)

NOTE 12: INCOME TAX EXPENSE (BENEFIT)

The breakdown of the income tax expense (benefit) before extraordinary gains or losses is as follows:

	Year Ended December 31,		
	2000	2001	2002
CURRENT:			
U.S.	$ (12)	$ –	$ (3)
Mexico	26	–	13
Canada	2	1	–
Trinidad	1	1	1
Germany	3	3	4
France	(1)	1	–
Others	2	2	3
DEFERRED:			
U.S.	(11)	(75)	(17)
Mexico	14	(18)	(53)
Canada	3	(31)	(6)
Trinidad	(13)	11	–
Germany	9	(1)	4
Income tax expense (benefit)	$ 23	$ (106)	$ (54)

The following table reconciles the income tax expense compared at the statutory rate of each tax jurisdiction and the Company's overall effective tax rate:

	Year Ended December 31,		
	2000	2001	2002
TAX EXPENSE (BENEFIT) AT AGGREGATE STATUTORY RATES OF ALL JURISDICTIONS :			
U.S.	$ (19)	$ (69)	$ 6
Mexico	6	(93)	5
Canada	18	(12)	5
Germany	11	(12)	12
Trinidad	–	(19)	(2)
France	8	9	–
Others	1	–	1
	$ 25	$ (196)	$ 27

(Millions of U.S. Dollars, except share data)

NOTE 12: INCOME TAX EXPENSE (BENEFIT) *continued*

		Year Ended December 31,		
		2000	2001	2002
INCREASE (DECREASE) RESULTING FROM:				
Tax loss carryforwards	Germany	–	1	–
Tax loss carryforwards	Trinidad	–	18	47
Tax loss carryforwards	Mexico	–	15	(20)
Change in valuation allowance	France	(8)	(8)	(2)
Depletion	U.S.	(4)	(3)	(3)
Manufacturing tax credits	Canada	(3)	2	(1)
Large corporation tax and other taxes	Canada	1	1	1
Export allowances	Mexico	–	1	–
Export allowances	Trinidad	–	–	28
Benefit arising from interest in partnership	Canada	(17)	(21)	(13)
Depreciation	Germany	–	1	–
Depreciation	Trinidad	–	–	(55)
Valuation allowance	Trinidad	–	13	(11)
Employee benefit cost	Trinidad	–	–	(5)
Inflationary effects	Mexico	27	35	14
Non-deductible expense	Mexico	5	6	2
Participation in results of subsidiaries and others	Mexico	–	–	(8)
Restructuring	Germany	–	12	(4)
Effects of foreign currency translation	Mexico	2	18	(34)
Miscellaneous accruals	U.S.	–	(3)	(23)
Others	Canada	–	–	2
Others	Mexico	–	–	2
Others	France	–	–	2
Others	Various	(5)	2	–
Income tax expense (benefit)		$ 23	$ (106)	$ (54)

DEFERRED INCOME TAX

Temporary differences and the resulting deferred tax assets and liabilities at December 31, 2001 and 2002 are summarized as follows:

		Year Ended December 31,	
		2001	2002
CURRENT DEFERRED TAX ASSETS:			
Facilities relocation restructuring	U.S.	$ 19	$ 19
Accrued vacation	U.S.	12	13
Allowance for doubtful accounts	France	1	–
Inventories	France	10	6
Property taxes	U.S.	2	2
Accrued lawsuit settlement	U.S.	1	–
Inventories	U.S.	3	6
Others	U.S.	1	–
Accrued expenses	Mexico	2	1
Tax loss carryforwards	Mexico	–	20
Interest	Trinidad	–	2
Others	France	2	–
Others	Germany	1	2
Total current deferred tax assets		$ 54	$ 71

(Millions of U.S. Dollars, except share data)

NOTE 12: INCOME TAX EXPENSE (BENEFIT) *continued*

		Year Ended December 31,	
		2001	**2002**
NONCURRENT DEFERRED TAX ASSETS:			
Environmental accrual	France	3	2
Environmental accrual	Canada	1	1
Employee benefit costs	U.S.	397	346
Employee benefit costs	Canada	14	18
Minimum pension liability	Canada	4	9
Employee benefit costs	France	13	8
Income tax contingencies	U.S.	41	48
Accumulated depreciation	France	–	20
Accrued restructuring costs	Germany	10	–
Research & development costs	Canada	–	3
Property, plant and equipment	Canada	27	32
Minimum pension liability	U.S.	132	275
Net operating losses and alternative minimum tax	U.S.	145	191
Net operating losses and alternative minimum tax	Canada	37	33
Net operating losses and alternative minimum tax	Trinidad	19	66
Net operating losses and alternative minimum tax	France	58	25
Net operating losses and alternative minimum tax	Germany	15	–
Net operating losses and alternative minimum tax	Mexico	2	–
Debt issuance cost	Mexico	–	1
Others	Germany	3	3
Others	Canada	5	4
Total noncurrent deferred tax assets		926	1,085
Total deferred tax assets		980	1,156
VALUATION ALLOWANCES			
Valuation allowance	Trinidad	(14)	(3)
Valuation allowance	France	(62)	(60)
		(76)	(63)
Net deferred tax asset after valuation allowances		904	1,093
CURRENT DEFERRED TAX LIABILITIES:			
Inventories	Germany	(1)	–
Amortizations expense	U.S.	(3)	(4)
Deduction in purchase in lieu of cost of sales	Mexico	(25)	(19)
Total current deferred tax liabilities		(29)	(23)

(Millions of U.S. Dollars, except share data)

NOTE 12: INCOME TAX EXPENSE (BENEFIT) *continued*

		Year Ended December 31,	
		2001	**2002**
NONCURRENT DEFERRED TAX LIABILITIES:			
Property, plant and equipment	Mexico	(119)	(75)
Property, plant and equipment	U.S.	(488)	(486)
Property, plant and equipment	France	(25)	–
Property, plant and equipment	Trinidad	(5)	(60)
Property, plant and equipment and others	Germany	(24)	(9)
Investment in joint ventures	U.S.	(51)	(51)
Debt issuance costs	Mexico	(2)	–
Imputed interest	Mexico	(2)	(2)
Employee benefit costs	Trinidad	–	(5)
Net operating losses and alternative minimum tax	Germany	(7)	–
Others	U.S.	(1)	(1)
Others	Germany	–	(2)
Others	Canada	(4)	–
Others	Mexico	1	–
Total noncurrent deferred tax liabilities		(727)	(691)
Total deferred tax liabilities		(756)	(714)
		$ 148	$ 379

At December 31, 2002, the Company had a valuation allowance of $63 ($76 at December 31, 2001) to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from tax loss operating carryforwards and capital loss carryforwards in France as well as other temporary timing differences. In France, tax loss operating carryforwards and capital loss carryforwards have no expiration date. The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. The reduction in the total valuation allowance for the year ended December 31, 2002 arises principally from a reduction in the temporary timing differences between the fiscal and commercial valuation of certain balance sheet items as well as a limited utilization of the tax loss carry forward. Offsetting this reduction was a decrease in the valuation allowance attributable to French net operating losses.

At December 31, 2002, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary timing differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2002. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The Company has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. At December 31, 2002, the cumulative undistributed earnings of these subsidiaries were approximately $321 million ($162 million at December 31, 2001). If such earnings were not considered indefinitely reinvested, deferred foreign income taxes would have been provided, after consideration of estimated foreign tax credits. However, determination of the amount of deferred federal and foreign income taxes is not practical.

(Millions of U.S. Dollars, except share data)

NOTE 12: INCOME TAX EXPENSE (BENEFIT) *continued*

TAX LOSS CARRY FORWARD

The expiration limits for tax loss carry forwards at various operating subsidiaries are as follows:

U.S.	2019 to 2021
Mexico	2003 to 2012
Canada	2009 to 2010
Germany	indefinite
Trinidad	indefinite
France	indefinite
Netherlands	indefinite

NOTE 13: OTHER OPERATING EXPENSES

Other operating expenses include:

	Year Ended December 31,		
	2000	**2001**	**2002**
Closure of Company's Irish Operating Subsidiary	$ –	$ 17	$ –
Arbitration settlement with respect to a scrap supply contract	–	19	–
Write-down in value of certain e-commerce software[1]	–	17	–
Impairment loss on oceangoing vessels[1]	–	22	–
Write-off of Empire Mine investments	–	–	39
Impairment loss on 2A Bloomer and 21" Bar Mill	–	–	23
	$ –	$ 75	$ 62

[1] Certain regroupings have been made to the prior period's financial statements in order to conform to 2002 groupings.

NOTE 14: RESERVES

	Balance at December 31, 2001	Additions charged to cost & expenses	Deduction/ release	Balance at December 31, 2002
Accounts receivable	$ 31	$ 12	$ 2	$ 41
Inventories	40	3	4	39
Environmental	27	1	–	28
Shutdown reserves	25	–	2	23
Voluntary severance offer and other	2	–	1	1
Deferred tax valuation allowances	76	–	13	63

(Millions of U.S. Dollars, except share data)

NOTE 15: COMMITMENTS

The Company leases various facilities, land and equipment under non-cancelable lease arrangements which expire at various dates through 2031. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year ending	
2003	$ 18
2004	17
2005	15
2006	7
2007	5
Thereafter	45
Total minimum lease payments	$ 107

Rent expense amounted to $35, $29 and $27 for the years ended December 31, 2000, 2001 and 2002, respectively.

In the normal course of business, the Company enters into various long-term raw material supply contracts which generally provide for the purchase prices to be negotiated annually based on market prices.

In the ordinary course of its business the Company has guaranteed certain debts of its subsidiaries, totaling $1,600.

The Company's Operating Subsidiary in the U.S. has an agreement with the Pension Benefit Guaranty Corporation ('PBGC') to provide certain financial assurances with respect to its pension plan. In accordance with this agreement, the Company provided the PBGC a letter of credit in the amount of $160, made a cash contribution of $108.6 in 2001 and $30.7 in 2000 to the Pension Trust and committed to certain minimum funding requirements, including to fund normal cost of the pension plan plus, through 2003, an additional $5 per year. Included in the 2001 payments was a prepayment of the entire 2002 obligation and a portion of the 2003 obligation. The U.S. Operating Subsidiary made a further payment of $54.5 during the first quarter of 2003. In addition, the U.S. Operating Subsidiary granted to the PBGC a first priority lien on selected assets. Also, Ryerson Tull, Inc., the former parent of the U.S. Operating Subsidiary, provided a $50 guaranty of the U.S. Operating Subsidiary payment obligations with respect to its pension plan. These guarantees expire on July 16, 2003 unless renewed. The agreement has a term of at least five years or at least until certain financial tests are met, whichever is later, however, the agreement could terminate within five years if the pension plan is terminated or the U.S. Operating Subsidiary is sold and the purchaser meets certain tests.

The Company's Operating Subsidiary in the U.S. has guaranteed $67 of long-term debt attributable to I/N Kote, one of its equity investments.

The Company's Operating Subsidiary in the U.S. has a 15 year agreement, with approximately 11 years remaining, with a third party to purchase approximately 1.2 million tons of coke annually, on a take or pay basis at prices determined by certain cost factors from a heat recovery coke battery facility located on land leased to the third party. Under a separate tolling agreement with another third party, the Company's U.S. Operating Subsidiary has committed to pay tolling charges over approximately 11 remaining years to desulpharize fuel gas from the coke battery and to convert the heat output from the coke battery to electrical power and stream. At December 31, 2002 and 2001, the estimated minimum tolling charges remaining over the life of this agreement were approximately $225 and $254 respectively.

(Millions of U.S. Dollars, except share data)

The Company's Operating Subsidiary in the U.S. has, as a part of the agreement covering the 1990 sale of the Inland Lime & Stone Company division assets, agreed, subject to certain exceptions, to purchase at prices which approximate market, its annual limestone needs through 2002. With the completion of that agreement, the Company's Operating Subsidiary in the U.S. is considering competitive bids for its limestone needs for 2003 and beyond.

The Company's Operating Subsidiary in the U.S. has a total amount of firm commitments to contractors and suppliers in connection with construction projects primarily related to additions to property, plant and equipment for an amount of $7 million at December 31, 2002, and $3 at December 31, 2001.

In the fourth quarter of 2002, the Company's U.S. Operating Subsidiary recognized a write-off amounting to $39 for the assets associated with the Empire Mine Partnership. The U.S. Operating Subsidiary agreed to sell part of its interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. for 'one' U.S. Dollar thereby reducing its interest to 21%. Cleveland-Cliffs, Inc. will indemnify the Operating Subsidiary for liabilities associated with the Operating Subsidiary's continuing ownership interest in the Empire Partnership. The U.S. Operating Subsidiary will have the option to sell its remaining interest in the Empire Partnership for 'one' U.S. Dollar to a subsidiary of Cleveland-Cliffs Inc. at any time after December 31, 2007. In addition, for twelve years, the U.S. Operating Subsidiary will purchase from subsidiaries of Cleveland-Cliffs all of its pellet requirements beyond those produced by the Minorca Mine and such subsidiary's remaining interest in Empire. The U.S. Operating Subsidiary will pay a price for such pellets based on an agreed methodology which is fixed for 2003 and 2004 and will be adjusted thereafter based on a formula.

Under the new 10 5/8% Senior Structured Export Certificates (the 'New SENs') of Imexsa Export Trust No. 96-1 issued in exchange for outstanding 10 1/8% Senior Structured Export Certificates of Imexsa Export Trust No. 96-1 (See Notes 9 and 19), the Company's Mexico Operating Subsidiary is committed to sell steel slabs to Mitsubishi Corporation and other customers with a Standard & Poor's Ratings Services and Moody's Investor Service, Inc. credit rating no lower than Mitsubishi during the term of the agreement, which expires in May 31, 2005, based on sufficient volumes of slabs to generate receivables in each quarter in an aggregate face amount equal to 2 times the scheduled quarterly debt service (principal and interest) of the New SENs. The selling price of steel slabs to Mitsubishi Corporation or other customer for any quarter is derived from a formula based on the market price.

In August 1999, the Company's Mexican subsidiary entered into a long-term slab supply agreement commencing in January 2001, with a local customer APM S.A. de C.V., whereby the customer will purchase 75% of its total slab requirements at 99% of the weighted average FOB Stowed base price for Mexican subsidiary's non-affiliated customers plus the quality extras. In the year 2002, the Mexican Subsidiary shipped approximately 0.817 million tonnes under this contract.

On February 8, 2001, the Company's Mexican Subsidiary entered into a three year agreement for the period January 1, 2001 to December 31, 2003, with Pemex Gas y Petroquimica Basica to purchase 25,350 Gcal per day of natural gas at a fixed price of $4 per mmbtu excluding transportation charges.

Pursuant to its agreement with ISCOTT, the Company was required to offer new shares representing 40% of its Trinidad Operating Subsidiary's total issued share capital in a public offering to Trinidad and Tobago nationals and locally controlled corporations by June 30, 1998. The Agreement also provides that such offering must be made at a fair price and on such other terms to be negotiated, and in default of agreement, by the Trinidad and Tobago Stock Exchange (TTSE). The Government extended the deadline to make the offering in the second half of 2000 and has also agreed in principle, as an alternative arrangement, to allow the shares of Ispat International to be listed and offered on the TTSE. The Company is currently working with the Government to resolve the requirement.

In September 2002, the Company's Operating Subsidiary in Trinidad agreed with the National Gas Company of Trinidad and Tobago Limited ('NGC') to pay outstanding amounts for gas supplied whereby they agreed to pay to NGC approximately $5 in 2002 and approximately $13 in monthly installments in each of 2003 and 2004 towards the outstanding balance including interest. The Operating Subsidiary has further agreed to accelerate certain of these payments to NGC in the event of increased cash flow under a variable factor method.

The Company's Operating Subsidiary in Trinidad had an

(Millions of U.S. Dollars, except share data)

agreement with a third party to purchase between 2.5 and 4.5 million metric tons of direct reduction iron ore pellets annually, for ten years, on a take or pay basis. In 2002 the parties reached an agreement to replace the remainder of the contract with annually negotiated purchase agreements and have accordingly entered into an agreement for purchase of 2.5 million metric tons of direct reduction iron ore pellets between January 1, 2002 and February 28, 2003. It is anticipated that in 2003 a further annual purchase agreement will be negotiated.

NOTE 16: CONTINGENCIES

In the ordinary course of its business, the Company is party to various legal actions.

The U.S. Operating Subsidiary is involved in various environmental and other administrative or judicial actions initiated by governmental agencies. While it is not possible to predict the results of these matters, it does not expect environmental expenditures, excluding amounts that may be required in connection with the 1993 Consent Decree in the 1990 Environmental Protection Agency ('EPA') lawsuit, to materially affect the results of operations or financial position. Corrective actions relating to the EPA Consent Decree may require significant expenditures over the next several years that may be material to the results of operations, the financial position and the liquidity of the Company. At December 31, 2002, the reserves for environmental liabilities totaled $28, $22 of which is related to the sediment remediation under the 1993 EPA Consent Decree. At December 31, 2001, those amounts had been $27 and $21, respectively.

The Company's Operating Subsidiary in the U.S. is anticipated to make capital expenditures of $2 to $5 annually in each of the next five years for construction, and have ongoing annual expenditures (non-capital) of $35 to $40 for the operation of air and water pollution control facilities to comply with current federal state and local laws and regulations.

The U.S. Operating Subsidiary and an independent, unaffiliated producer of raw materials are parties to a long-term supply agreement under which the U.S. Operating Subsidiary was obligated to fund an escrow account to indemnify said producer of raw materials against a specific contingency. Contributions to the escrow were determined by the agreement and the funds were restricted from the U.S. Operating Subsidiary's use while in the escrow. The U.S. Operating Subsidiary received full recovery of $39, the escrowed amount, in April of 2001. No further contributions to the escrow are required at this time as the U.S. Operating Subsidiary believes the likelihood of the specific contingency occurring is remote.

In December 2001, the Company's Operating Subsidiary in Trinidad settled arbitration proceedings with respect to a scrap supply contract. This amounted to $21 of which $16 was paid in cash and the balance of $5 is being paid in twelve quarterly installments which started on March 31, 2002. No interest is to accrue on the remaining balance unless the remaining installments are not paid when due. During 2002 a claim by a third party for alleged entitlement to the settlement monies was the subject of separate proceedings in Trinidad which have been settled without any additional liability on the Company.

On March 5, 2002, as a result of an investigation under the U.S. law ('Section 201'), the U.S. President imposed trade remedies affecting imports into the United States of numerous steel products. Those remedies included 30% tariff rate increases for hot rolled sheet, cold rolled sheet, coated sheet, and hot rolled bar with the rates declining to 24% in year two and 18% in year three. These four product lines represent the core of the U.S. Operating Subsidiary production and sales.

Several foreign supplying countries challenged the U.S. President's action through the dispute resolution procedures of the World Trade Organization ('WTO'). The Section 201 remedy has allowed the U.S. Operating Subsidiary to increase U.S. prices for some of the covered products, including hot rolled bar, benefiting the U.S. Operating Subsidiary's financial position. However, subsequent to the imposition of the Section 201 remedy, the U.S. government granted a number of exclusions to the remedy for products of the types that are made by the U.S. Operating Subsidiary. Most notably, exclusions in the form of duty-free quotas were granted for foreign producers of interstitial-free carbon sheet and leaded hot rolled bar.

By allowing a significant volume of products to enter without the tariff rate increases of 30% in the first year, 24% in the second year and 18% in the third and final year, these quota exclusions will lessen the benefit of the Section 201 remedy to the U.S. Operating Subsidiary. The U.S. government also granted the

(Millions of U.S. Dollars, except share data)

U.S. Operating Subsidiary's request for a 250,000 ton exclusion for interstitial-free slab to be imported pursuant to a furnace-relining certification.

Imports from the Mexico Operating Subsidiary and the Canadian Operating Subsidiary were exempted from the Section 201 tariff rate increases pursuant to provisions of the North American Free Trade Agreement ('NAFTA'). Those exceptions should permit these companies to maintain historical access to U.S. markets during the three year period of relief. The NAFTA exemption could be modified if it is determined that increased imports constitute a 'surge' within the meaning of U.S. law. The effect on the European Operating Subsidiaries is expected to be modest given their historically low level of exports to the U.S. A number of WTO-member developing countries have also been exempted from the remedy. However, the developing country exemption can also be revoked if a 'surge' is shown, and a number of domestic producers have filed for the revocation of the exempt status for a number of WTO-member developing countries.

The March 2002 Section 201 remedy does not cover steel wire rod, the product sold in the United States by the Trinidad Operating Subsidiary. However, as a result of an earlier Section 201 proceeding relating to steel wire rod, the Trinidad Operating Subsidiary received a 247,000 annual quota with a 5% duty above this level, which has restricted the Operating Subsidiary's ability to sell steel wire rod to the U.S. market. This restriction for wire rod comes to an end on March 1, 2003. The impact of the wire rod tariff rate quotas on the European Operating Subsidiaries has been negligible.

In 2002, U.S. trade agencies also made affirmative determinations under U.S. anti-dumping ('AD') and countervailing duty ('CVD') laws for steel wire rod. The Trinidad Operating Subsidiary, the Canadian Operating Subsidiary, and the European Operating Subsidiaries companies were required to post bonds on their exports to the U.S. in 2001, and in 2002 final dumping and CVD margins were issued. For the Trinidad Operating Subsidiary, the margins were 11.40% and 0% respectively which entitles the Company to receive a refund of the CVD already paid. For the Canadian Operating Subsidiary, the margins were 3.86% and 6.61%. The latest margins are being appealed by the Canadian Operating Subsidiary and the Government of Quebec. No margins were assessed against the European Operating Subsidiaries, since the investigation was terminated as to Germany following a finding of 'negligibility' in the German AD case.

In late April 2002, the U.S. Department of Commerce issued preliminary anti-dumping duty margins against cold rolled imports from 20 countries. However, in late 2002 the U.S. ITC issued negative final injury determinations against all 20 countries, terminating the investigations and eliminating the duties. The effect on the U.S. Operating Subsidiary is likely to be somewhat negative. The U.S. petitioners have appealed the decision to the U.S. Court of International Trade.

In the aftermath of the U.S. President's imposition of tariff rate increases under Section 201, the European Union announced in September 2002 that it would impose additional duties ranging from 17.5 to 26% on 7 steel products imported above levels established in new quotas. Three additional products are still under investigation. The remedy will remain in effect until the U.S. Section 201 steel remedy is abolished. The products covered include bars and coils produced by European Operating Subsidiaries and may therefore have a positive effect on the prices these companies obtain for their products in the European Union. The European Union originally announced its intention to retaliate against the U.S. Section 201 remedies, but it has been at least temporarily placated by the granting of exclusions discussed above. The negative impact of these actions on non-European Company subsidiaries is expected to be negligible since their exports to Europe are modest.

On March 22, 2002, the Canadian government initiated a safeguard investigation by asking its International Trade Tribunal ('ITT') to investigate whether increased imports of certain steel products are causing or threatening to cause injury to Canadian steel producers. In a report issued in July of 2002, the ITT found injury on a range of products, including plate, pipe, and cold rolled sheet and bar. In August 2002 report, the ITT recommended additional tariffs ranging from 7% to 25% above a quota level based on historical imports. The ITT found that U.S. imports, for all products except reinforcing bar, substantially contributed to the injury and recommended that U.S. imports not be exempted from the safeguard remedy under NAFTA. As at the end of 2002, the Canadian government has not yet acted on the ITT recommendations. At this time the potential impact of this action on the Canadian Operating Subsidiary and other

(Millions of U.S. Dollars, except share data)

Company subsidiaries is uncertain.

Under the U.S. Continued Dumping and Subsidy Offset Act of 2000 ('CDSOA'), commonly known as the 'Byrd amendment,' the U.S. Operating Subsidiary was awarded approximately $1 in collected customs duties, based on its participation in or support for various U.S. AD and CVD cases. The payment is based on 'qualifying expenditures' and is distributed to U.S. steel companies out of funds collected from foreign producers under AD and CVD orders. On September 2, 2002, the WTO issued a final ruling condemning the CDSOA. In its ruling the WTO recommended that the U.S. repeal the Byrd amendment in order to comply with its findings. The U.S. government has appealed the decision, but the future of the CDSOA and offset distributions is questionable.

While several of the developments described above may be expected to benefit certain subsidiaries of the Company, there can be no assurance that potential benefits will ultimately accrue because of WTO challenges, exclusion requests, and various economic uncertainties.

The European Commission has raised claims of € 47 million for repayment by DSG Dradenauer Stahlgesellschaft mbH ('DSG') of loan amounts alleged to qualify as improper subsidies from the City of Hamburg. These subsidies are claimed to be contradictory to the European Commission's rulings on competitive markets in the steel industry and the European Commission has initiated legal action to settle the matter. In April 2002, the European Court of Justice decided that the loan was an unauthorized subsidy under the EC law. DSG has stated that the loan is fully repaid. The court in Hamburg, Germany has confirmed the position of DSG. An appeal is now pending in the German courts and a decision is expected in middle 2003. The Company cannot predict the final outcome of these proceedings. In August 2002, DSG was sold, the final purchase price to be determined on December 31, 2004 based on the shareholders' equity of DSG at that date. DSG is no longer a subsidiary of the Company.

Pursuant to a constitutional challenge to the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime by the Company's Mexican holding company, Grupo Ispat International S.A. de C.V. ('Grupo'), Grupo and or consolidated subsidiaries had to pay the difference between the provisional amount paid under the old rules and the provisional amount required under the new rules adjusted for actualization and penalties. The net amount payable according to the authorities was approximately $13 and this was paid in full in June 2002. In December 2002, a settlement agreement was signed with the Mexican tax authorities concerning the final amount.

On April 15, 2002, the Administration Portuaria Integral de Lazaro Cardenas S.A. de C.V. ('API') initiated before the General Office of Ports (Direccion General de Puertos) the process for the cancellation of the registration of the partial assignment of rights that Ispat Servicios Portuarios S.A. de C.V. ('ISP'), a subsidiary of the Company's Operating Subsidiary in Mexico had entered into with the API for use and benefit from the multiple-use terminal located in the Port of Lazaro Cardenas, Mexico. This was challenged by ISP. As a result of negotiations, new authorizations have been obtained from API and the General Customs Administration in favor of Grupo's subsidiary, Ispat Portuarios, SA de CV in order for it to operate the terminal.

In the Autumn of 2002, three subsidiaries of the Company (Trefileurope S.A., Trefileurope Italia S.r.l. and Fontainunion S.A.), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices. The Company and its subsidiaries are cooperating fully with the European Commission in this investigation. Should the European Commission find that the companies have breached the EC law, it may impose a fine on the Company or companies that it holds responsible for the conduct, through decisive influence or otherwise. The fine levied cannot exceed the limit set in Article 15(2) of EC Council Regulation 17/62. The Company is currently unable to assess the ultimate outcome of the proceedings before the European Commission or the amount of any fines that may result. As the alleged anti-competitive activities would have taken place in large part prior to the acquisition of the subsidiaries, the Company has notified the previous owners that it will hold them liable for all consequences of the investigation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Millions of U.S. Dollars, except share data)

NOTE 17: SEGMENT AND GEOGRAPHIC INFORMATION

The management considers the Company's steel operation to be a single business segment. As the Company has no operations in its home country of the Netherlands, all of its sales are considered to be foreign sales. Annual sales to any individual customer did not exceed 10% of total sales in any of the periods presented.

Information with respect to the Company's operations in different geographic areas is as follows:

	Americas				Europe				
	U.S.	Mexico	Canada	Trinidad	France	Germany	Ireland	Others & Eliminations	Consolidated
YEAR ENDED DECEMBER 31, 2000									
Sales to unaffiliated customers	$ 2,505	$ 813	$ 622	$ 123	$ 564	$ 635	$ 81	$ –	$ 5,343
Net sales	2,439	841	609	233	534	664	86	(309)	5,097
Operating income	36	116	89		25	53	(1)	(3)	315
Total assets at December 31, 2000	3,185	1,678	907	549	293	409	68	(1,111)	5,978
Depreciation	106	15	16	18	5	10	4	3	177
Capital expenditures	83	30	19	10	13	10	3	16	184
YEAR ENDED DECEMBER 31, 2001									
Sales to unaffiliated customers	$ 2,212	$ 534	$ 503	$ 103	$ 535	$ 582	$ 17	$ –	$ 4,486
Net sales	2,143	481	479	285	508	620	17	(255)	4,278
Operating income	(127)	(49)	21	(11)	15	31	(2)	(72)	(194)
Total assets at December 31, 2001	3,080	1,480	857	528	266	327	–	(1,225)	5,313
Depreciation	104	21	19	18	6	5	1	3	177
Capital expenditures	29	22	13	9	15	10		(1)	97
YEAR ENDED DECEMBER 31, 2002									
Sales to unaffiliated customers	$ 2,388	$ 588	$ 557	$ 129	$ 618	$ 609	$ –	$ –	$ 4,889
Net sales	2,316	654	534	322	598	673	–	(451)	4,646
Operating income	33	57	41	18	38	(7)	–	(38)	142
Total assets at December 31, 2002	3,162	1,449	883	523	451	377	–	(1,333)	5,512
Depreciation	99	21	20	19	7	7	–	4	177
Capital expenditures	52	9	14	6	10	16	–	1	108

(Millions of U.S. Dollars, except share data)

NOTE 18: SECURITIZATION AND FACTORING OF RECEIVABLES

Certain subsidiaries of the Company have an agreement to sell interest in pools of the Company's trade receivables on a non-recourse basis, to independent Special Purpose Vehicle (SPV). Participation interests in new receivables may be sold, as collections reduce previously sold accounts. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows. The sale proceeds consist of an initial payment (up to a maximum of $142) and a deferred payment. The initial payment can go up to a maximum of 85% of recorded amounts for the receivables sold. The deferred proceeds outstanding amounted to $27 and $10 at December 31, 2001 and 2002 respectively. Gross receivables sold were $82, $137 and $60 at December 31, 2000, 2001 and 2002 respectively.

Additionally, some of our subsidiaries have entered into Factoring Agreements with certain banks/financial institutions under which they are entitled to sell eligible accounts receivables from the customers up to an agreed limit. The bank/financial institution buys these receivables without recourse to the seller. Payments for sale of these receivables are received in two installments. The first installment ranging between 90% to 95% of the receivables sold (up to a maximum of $115) is paid immediately on sale of the receivables. The deferred proceeds outstanding amounted to $7 at December 31, 2002. Gross receivables sold were $96 at December 31, 2002. The balance portion of the purchase price is held back towards factoring commission, interest charges and any possible bonus or discounts till the receivables are collected from the customer by the Factoring agent. The proceeds from the sale of trade accounts receivables are included in the cash flows from operating activities in the Consolidated Statements of Cash Flows.

The receivables are sold at a discount that is included in Selling, general and administrative expenses in the consolidated statements of income and amounted $3, $4 and $5 for 2000, 2001 and 2002 respectively.

Shareholder Information

PRINCIPAL OPERATING SUBSIDIARIES

- Ispat Inland Inc.
  Ispat Inland Flat Products
  3210 Watling Street
  East Chicago, Indiana 46312
  USA
  Tel: +1 219 399 1200
  Fax +1 219 399 5544

  Ispat Inland Long Products
  3300 Dickey Road
  East Chicago, Indiana 46312
  USA
  Tel: +1 219 399 1200
  Fax: +1 219 399 4134

- Ispat Mexicana S.A. de C.V.
  Fco. J. Mújica No. 1-B
  Apartado Postal No. 19-A
  Cd. Lázaro Cárdenas, Mich.,
  C.P. 60950
  México
  Tel: + 52 753 5332600
  Tel :+ 52 753 5332601
  Fax: +52 753 5322723

- Ispat Sidbec Inc.
  4000, route des Aciéries
  Contrecoeur (Québec)
  J0L 1C0
  Canada
  Tel: +1 450 587 8600
  Fax: +1 450 587 8777

- Caribbean Ispat Limited
  Mediterranean Drive,
  Point Lisas
  Couva
  Trinidad and Tobago
  Tel: +1 868 636 2211
  Fax: +1 868 636 5696

- Ispat Hamburger
  Stahlwerke GmbH
  Dradenausstraße 33, D-21129
  Hamburg, Germany
  Tel: +49 40 7408 0
  Fax: +49 40 7401 432

- Ispat Stahlwerk
  Ruhrort GmbH
  Vohwinkelstraße 107, D-47173
  Duisburg, Germany
  Tel: +49 203 52 67353
  Fax: +49 203 52 66332

- Ispat Walzdraht
  Hochfeld GmbH
  Wörthstraße 125, D-47053
  Duisburg, Germany
  Tel: +49 203 606 7514
  Fax: +49 203 606 7399

- Ispat Unimetal S.A.
  Site Industriel de Gandrange
  B.P.3,
  57360 Amneville, France
  Tel: +333 87 706000
  Fax: +333 87 707272

- Trefileurope S.A.
  25 bis Avenue de Lyon
  B.P. 96
  01003 Bourg-en-Bresse Cedex
  France
  Tel: +33 4 74 32 82 99
  Fax: +33 4 74 32 81 15

OTHER OFFICES

- Ispat International Limited
  7th Floor,
  Berkeley Square House
  Berkeley Square,
  London W1J 6DA
  United Kingdom
  Tel: +44 20 7629 7988
  Fax: +44 20 7629 7993

- Ispat North America Inc.
  30 West Monroe Street,
  14th Floor
  Chicago, Illinois 60603
  USA
  Tel: +1 312 899 3991
  Fax: +1 312 899 3126

- Ispat Europe S.A.
  34-38 Avenue de la Liberté
  L-1930 Luxembourg
  Tel: +352 264 90-1
  Fax: +352 264 90 210/337

- Ispat Shipping Limited
  10th Floor
  12 Camomile Street
  London EC3A 7BP
  United Kingdom
  Tel: +44 207 626 1169
  Fax: +44 207 626 1173

LEGAL ADVISORS

- Shearman & Sterling
  599 Lexington Avenue
  New York NY 10022-6069
  USA

- De Brauw Blackstone
  Westbroek N.V.
  Tripolis 300
  Burgerweeshuispad 301
  1076 HR Amsterdam
  The Netherlands

AUDITORS

- Deloitte and Touche
  Accountants
  Oostmaaslaan 71
  3006 AM Rotterdam
  The Netherlands

Research & design at trisys@vsnl.com Printed at anderson1@satyam.net.in

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 3-7-3

ISPAT INTERNATIONAL N.V.

By____________________________

Bhikam C. Agarwal
Chief Financial Officer

SAFE HARBOR STATEMENT

The company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward looking words or phrases such as "anticipates," "intends," "expects," "plans," "believes," "estimates," or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, and the statements looking forward beyond 2002 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated by the forward thinking statements.

SHAREHOLDER INFORMATION RELATING TO THE COMPANY'S DUTCH ANNUAL ACCOUNTS

The Annual Report does not contain complete information related to the Company's statutory accounts, which must be adopted at the Annual General Meeting of stockholders pursuant in Dutch law. A copy of the Dutch statutory accounts can be obtained free of charge by contacting the registered office of Ispat International N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam The Netherlands, or by contacting Kas Bank N.V., Spuistraat 172, 1012 VT Amsterdam, The Netherlands.